SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - FY13 Results - IFRS

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED INCOME STATEMENT

Year ended 31 December	Note	2013 £m	2012* £m
Gross premiums earned		30,502	29,113
Outward reinsurance premiums		(658)	(491)
Earned premiums, net of reinsurance		29,844	28,622
Investment return		20,347	23,931
Other income		2,184	1,885
Total revenue, net of reinsurance		52,375	54,438
Benefits and claims		(42,227)	(44,116)
Outward reinsurers’ share of benefit and claims		622	259
Movement in unallocated surplus of with-profits funds		(1,549)	(1,287)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(43,154)	(45,144)
Acquisition costs and other expenditure	B3	(6,861)	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(305)	(280)
Remeasurement of carrying value of Japan life business classified as held for sale	D1	(120)	-
Total charges, net of reinsurance		(50,440)	(51,456)
Share of profits from joint ventures and associates, net of related tax	A2,D5	147	135
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)**		2,082	3,117
Less tax charge attributable to policyholders' returns		(447)	(370)
Profit before tax attributable to shareholders	B1.1	1,635	2,747
Total tax charge attributable to policyholders and shareholders	B5	(736)	(954)
Adjustment to remove tax charge attributable to policyholders' returns		447	370
Tax charge attributable to shareholders' returns	B5	(289)	(584)
Profit for the year attributable to equity holders of the Company		1,346	2,163

Earnings per share (in pence)		2013	2012*
Based on profit attributable to the equity holders of the Company:	B6
Basic		52.8p	85.1p
Diluted		52.7p	85.0p

Dividends per share (in pence)		2013	2012*
Dividends relating to reporting year:	B7
Interim dividend		9.73p	8.40p
Final dividend		23.84p	20.79p
Total		33.57p	29.19p
Dividends declared and paid in reporting year:	B7
Current year interim dividend		9.73p	8.40p
Final dividend for prior year		20.79p	17.24p
Total		30.52p	25.64p
*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

**	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December	Note	2013 £m	2012* £m

Profit for the year		1,346	2,163

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		(255)	(214)
Related tax		-	(2)
		(255)	(216)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the year		(2,025)	930
Net gains included in the income statement on disposal and impairment		(64)	(68)
Total	C3.3	(2,089)	862
Related change in amortisation of deferred acquisition costs	C5.1(b)	498	(270)
Related tax		557	(205)
		(1,034)	387

Total		(1,289)	171

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes:
Gross		(62)	45
Related tax		14	(11)
		(48)	34

Other comprehensive (loss) income for the year, net of related tax		(1,337)	205

Total comprehensive income for the year		9	2,368
*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Year ended 31 December 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,346	-	-	1,346	-	1,346
Other comprehensive loss:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(255)	-	(255)	-	(255)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(1,034)	(1,034)	-	(1,034)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	(48)	-	-	(48)	-	(48)
Total other comprehensive loss		-	-	(48)	(255)	(1,034)	(1,337)	-	(1,337)
Total comprehensive income for the year		-	-	1,298	(255)	(1,034)	9	-	9

Dividends	B7	-	-	(781)	-	-	(781)	-	(781)
Reserve movements in respect of share-based payments		-	-	98	-	-	98	-	98
Change in non-controlling interests		-	-	-	-	-	-	(4)	(4)

Share capital and share premium
New share capital subscribed	C10	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(10)	-	-	(10)	-	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(31)	-	-	(31)	-	(31)
Net increase (decrease) in equity		-	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2012* £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,163	-	-	2,163	-	2,163
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(216)	-	(216)	-	(216)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	387	387	-	387
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	34	-	-	34	-	34
Total other comprehensive income		-	-	34	(216)	387	205	-	205
Total comprehensive income for the year		-	-	2,197	(216)	387	2,368	-	2,368

Dividends	B7	-	-	(655)	-	-	(655)	-	(655)
Reserve movements in respect of share-based payments		-	-	42	-	-	42	-	42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	(38)	(38)

Share capital and share premium
New share capital subscribed	C10	1	16	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(13)	-	-	(13)	-	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	36	-	-	36	-	36
Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of year		128	1,889	6,851	66	1,425	10,359	5	10,364
*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2013 £m	2012* £m
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,461	1,469
Deferred acquisition costs and other intangible assets	C5.1(b)	5,295	4,177
Total		6,756	5,646

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		177	178
Deferred acquisition costs and other intangible assets		72	78
Total		249	256
Total intangible assets		7,005	5,902

Other non-investment and non-cash assets:
Property, plant and equipment		920	754
Reinsurers' share of insurance contract liabilities		6,838	6,854
Deferred tax assets	C8	2,412	2,306
Current tax recoverable		244	248
Accrued investment income		2,609	2,771
Other debtors		1,746	1,325
Total		14,769	14,258

Investments of long-term business and other operations:
Investment properties		11,477	10,554
Investment in joint ventures and associates accounted for using the equity method		809	635
Financial investments**:
Loans	C3.4	12,566	12,743
Equity securities and portfolio holdings in unit trusts		120,222	98,626
Debt securities	C3.3	132,905	138,907
Other investments		6,265	7,547
Deposits		12,213	12,248
Total		296,457	281,260

Assets held for sale‡	D1(c)	916	98
Cash and cash equivalents		6,785	6,126
Total assets	C1,C3.1	325,932	307,644
*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative balance sheets and the 2012 related notes have been adjusted retrospectively from those previously published.

**	Included within financial investments are £3,791 million (2012: £3,015 million) of lent securities.
‡	The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 31 December 2013, the business was classified as held for sale.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December	Note	2013 £m	2012* £m
Equity and liabilities

Equity
Shareholders' equity		9,650	10,359
Non-controlling interests		1	5
Total equity		9,651	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		218,185	205,484
Investment contract liabilities with discretionary participation features		35,592	33,812
Investment contract liabilities without discretionary participation features		20,176	18,378
Unallocated surplus of with-profits funds		12,061	10,589
Total	C4	286,014	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,662	2,577
Other		974	977
Total	C6.1	4,636	3,554

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2	2,152	2,245
Borrowings attributable to with-profits operations	C6.2	895	968

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,074	2,381
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,278	5,145
Deferred tax liabilities	C8	3,778	3,964
Current tax liabilities		395	443
Accruals and deferred income		824	751
Other creditors		3,307	2,701
Provisions		635	591
Derivative liabilities		1,689	2,832
Other liabilities		3,736	3,442
Total		21,716	22,250
Liabilities held for sale‡		868	-
Total liabilities	C1,C3.1	316,281	297,280
Total equity and liabilities		325,932	307,644
*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative balance sheets and the 2012 related notes have been adjusted retrospectively from those previously published.

‡	The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 31 December 2013, the business was classified as held for sale.

International Financial Reporting Standards (IFRS) Basis Results

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December	Note	2013 £m	2012* £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		2,082	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(23,487)	(26,993)
Other non-investment and non-cash assets		(1,146)	(774)
Policyholder liabilities (including unallocated surplus)		21,951	26,362
Other liabilities (including operational borrowings)		1,907	(511)
Interest income and expense and dividend income included in result before tax		(8,345)	(7,772)
Other non-cash itemsnote (ii)		81	188
Operating cash items:
Interest receipts		6,961	6,483
Dividend receipts		1,738	1,530
Tax paid		(418)	(925)
Net cash flows from operating activities		1,324	705
Cash flows from investing activities
Purchases of property, plant and equipment		(221)	(139)
Proceeds from disposal of property, plant and equipment		42	14
Acquisition of subsidiaries and distribution rights, net of cash balancenote (iii)	D1	(405)	(224)
Change to Group's holdings, net of cash balancenote (iii)		-	23
Net cash flows from investing activities		(584)	(326)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		1,124	-
Bank loan		-	25
Interest paid		(291)	(270)
With-profits operations:note (v)	C6.2
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital		6	17
Dividends paid		(781)	(655)
Net cash flows from financing activities		49	(892)
Net increase (decrease) in cash and cash equivalents		789	(513)
Cash and cash equivalents at beginning of year		6,126	6,741
Effect of exchange rate changes on cash and cash equivalents		(130)	(102)
Cash and cash equivalents at end of year		6,785	6,126
*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Notes
(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.
(iii)
The acquisition of Thanachart Life and the related distribution agreements in 2013 resulted in a net cash outflow of £396 million. The acquisition of REALIC in 2012, resulted in a net cash outflow of £224 million and a further cash payment of £9 million in 2013. See note D1 for further details.

The net cash inflow of £23 million for change in Group’s holdings in 2012 was in respect of the dilution of M&G’s holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate.

(iv)
Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results
NOTES

A	BACKGROUND

A1	Background and basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the two years ended 31 December 2013 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2 below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2012.

The exchanges rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2013	Average for 2013	Closing rate at 31 Dec 2012	Average for 2012
Local currency: £
Hong Kong	12.84	12.14	12.60	12.29
Indonesia	20,156.57	16,376.89	15,665.76	14,842.01
Malaysia	5.43	4.93	4.97	4.89
Singapore	2.09	1.96	1.99	1.98
India	102.45	91.75	89.06	84.70
Vietnam	34,938.60	32,904.71	33,875.42	33,083.59
US	1.66	1.56	1.63	1.58

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2013 or 2012 but is derived from those accounts. The auditors have reported on the 2013 statutory accounts. Statutory accounts for 2012 have been delivered to the registrar of companies, and those for 2013 will be delivered following the Company’s Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

A2       Adoption of new and amended accounting standards in 2013

The following accounting standards and amendments issued and endorsed for use in the EU have been adopted for 2013:

Accounting standard	Key Requirements	Impact on results
IFRS 11,’Joint arrangements’, IFRS 12,’Disclosures of interest in other entities’ and IAS 28,’Investments in associates and joint ventures’
The standards are effective from annual periods beginning on or after 1 January 2014 for IFRS as endorsed by the EU and have been early adopted by the Group from 1 January 2013 with adjustments to comparative results.

IFRS 11 requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28.

IFRS 12 requires certain disclosures in respect of the Group’s interest in the joint ventures.

The Group has early adopted the standards from 1 January 2013 and has applied the requirements for the relevant interests in accordance with the transition provisions of IFRS 11. The Group has recognised its investment in joint ventures as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group’s investments in joint ventures for applying equity accounting.

IFRS 10,‘Consolidated financial statements’, IFRS 12,’Disclosures of interest in other entities’, and IAS 27,’Separate financial statements’
The standards are effective for annual periods beginning on or after 1 January 2014 for IFRS as endorsed by the EU and have been early adopted by the Group. Comparative results are retrospectively adjusted.

The standard changes the definition of control such that an investor has control over an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has ability to influence those returns through power over the investee.

The principal category of vehicles affected is the Group’s interest in investment funds.

The Group has assessed whether the investment holdings as at 1 January 2013 that need to be consolidated under IAS 27 for SIC12 differ under IFRS 10. Where consolidation has led to the additional funds being consolidated, the principal effect has been to ‘gross up’ the consolidated statement of financial position for:
(i)the difference between the net value of the newly consolidated assets and liabilities (including those attributable to external parties) and the previous carrying value for the Group’s interest; and
(ii)the equal and opposite liability or non-controlling interest for the external parties’ interests in the funds.

IFRS 13, ‘Fair value measurement’
IFRS 13 creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures.

The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results.

The Group has adopted the standard for 1 January 2013 and there is no material impact on the fair value measurement of the Group’s assets and liabilities.
Amendments to IAS 19, ‘Employee benefits’
These amendments are effective from 1 January 2013 and key revisions relevant to the Group are:
(i)Presentation of actuarial gains and losses in ‘other comprehensive income’.
(ii)The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.
(iii)Enhanced disclosures, specifically on risks arising from defined benefit plans.

Following this adoption, the Group presents actuarial gains and losses in ‘other comprehensive income’ instead of the ‘income statement’.

The revision to the assumption relating to expected returns altered the pension costs by an insignificant amount, with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income.

Amendments to IAS 1, ‘Presentation of financial statements’	These amendments, effective from 1 January 2013, require items in other comprehensive income to be presented separately based on whether or not they may be recycled to profit or loss in the future.	The Group has adopted these amendments from 1 January 2013 and amended the presentation of the statement of other comprehensive income.
Amendment to IFRS 7, ‘Financial Instruments: Disclosures’
The amendment requires additional disclosures for recognised financial instruments that have been offset in accordance with IAS 32 or are subject to enforceable master netting agreements or similar arrangements.
This is disclosure only requirement with the relevant disclosures provided in note C3.5(c).
Amendment to IAS 36, ‘Recoverable Amount Disclosures for Non-financial Assets’
The Group has early adopted the amendment for 2013.
The amendment effective in 2014 clarifies that the recoverable amount for a cash-generating unit to which significant goodwill has been allocated is only required to be disclosed when an impairment loss has been recognised or reversed.
There is no consequential impact on the Group’s disclosures.
Additional information on the quantitative effect of the adoption of the new and amended accounting standards on the Group’s primary financial statements and supplementary analysis of profit is provided in note D5. For some of these changes additional disclosure requirements apply. These are reflected in the financial statements.

B           EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

	Note	2013 £m	2012* £m
Asia operations
Insurance operations	B4(a)
Operating result before gain on sale of stake in China Life of Taiwan		1,003	862
Gain on sale of stake in China Life of Taiwan		-	51
Total Asia insurance operations		1,003	913
Development expenses		(2)	(7)
Total Asia insurance operations after development expenses		1,001	906
Eastspring Investments		74	69
Total Asia operations		1,075	975

US operations
Jackson (US insurance operations)	B4(b)	1,243	964
Broker-dealer and asset management		59	39
Total US operations		1,302	1,003

UK operations
UK insurance operations:	B4(c)
Long-term business		706	703
General insurance commission note (i)		29	33
Total UK insurance operations		735	736
M&G (including Prudential Capital)		441	371
Total UK operations		1,176	1,107
Total segment profit		3,553	3,085

Other income and expenditure
Investment return and other income		10	13
Interest payable on core structural borrowings		(305)	(280)
Corporate expenditurenote (ii)		(263)	(231)
Total		(558)	(498)
Solvency II implementation costs		(29)	(48)
Restructuring costs note (iii)		(12)	(19)
Operating profit based on longer-term investment returns		2,954	2,520
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	187
Amortisation of acquisition accounting adjustments		(72)	(19)
Gain on dilution of Group holdings note (iv)		-	42
(Loss) profit attaching to held for sale Japan Life businessnote (v)	D1	(102)	17
Costs of domestication of Hong Kong branch	D2	(35)	-
Profit before tax attributable to shareholders		1,635	2,747

Basic earnings per share (in pence)	B6	2013	2012*
Based on operating profit based on longer-term investment returns		90.9p	76.9p
Based on profit for the year		52.8p	85.1p
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)
The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(iv)	During 2012, M&G reduced its holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate giving rise to a gain on dilution of £42 million.
(v)           To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit above.

B1.2	Short-term fluctuations in investment returns on shareholder-backed business

	2013 £m	2012* £m
Insurance operations:
Asia note (ii)	(204)	54
US note (iii)	(625)	(90)
UK note (iv)	(254)	136
Other operations:
– Economic hedge value movementnote (v)	-	(32)
– Other note (vi)	(27)	119
Totalnote (i)	(1,110)	187
*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note A2. In addition, to facilitate comparisons of results that reflect the Group’s retained operations, the short-term fluctuations in investment returns attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

Notes
(i)	General overview of defaults
            The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2013 or 2012.
(ii)	Asia insurance operations
            In Asia, the negative short-term fluctuations of £(204) million (2012: positive £54 million) primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the year.
(iii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2013 £m	2012 £m
Short-term fluctuations relating to debt securities
Charges in the year:
Losses on sales of impaired and deteriorating bonds	(5)	(23)
Bond write downs	(8)	(37)
Recoveries / reversals	10	13
Total charges in the yearnote (a)	(3)	(47)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote (b)	85	79
	82	32
Interest-related realised gains:
Arising in the year	64	94
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(89)	(91)
	(25)	3
Related amortisation of deferred acquisition costs	(15)	(3)
Total short-term fluctuations related to debt securities	42	32
Derivatives (other than equity-related): market value movements (net of related amortisation of deferred acquisition costs)note (c)	(531)	135
Net equity hedge results (principally guarantees and derivatives, net of related amortisation of deferred acquisition costs)note (d)	(255)	(302)
Equity-type investments: actual less longer-term return (net of related amortisation of deferred acquisition costs)	89	23
Other items (net of related amortisation of deferred acquisition costs)	30	22
Total	(625)	(90)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related amortisation of deferred acquisition costs of £228 million (2012: credit of £76 million). See note C5.1(b).

Notes
(a)	The charges on the debt securities of Jackson comprise the following:

	2013 £m	2012 £m

Residential mortgage-backed securities:
Prime (including agency)	1	(4)
Alt-A	(1)	(1)
Sub-prime	-	(3)
Total residential mortgage-backed securities	-	(8)
Corporate debt securities	(1)	(14)
Other	(2)	(25)
Total	(3)	(47)

(b)
The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2013 is based on an average annual risk margin reserve of 25 basis points (2012: 26 basis points) on average book values of US$54.4 billion (2012: US$47.6 billion) as shown below:

	2013				2012
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,557	0.11	(32)	(20)	23,129	0.11	(26)	(16)
Baa1, 2 or 3	24,430	0.25	(62)	(40)	21,892	0.26	(56)	(36)
Ba1, 2 or 3	1,521	1.18	(18)	(11)	1,604	1.12	(18)	(11)
B1, 2 or 3	530	2.80	(15)	(9)	597	2.82	(17)	(11)
Below B3	317	2.32	(7)	(5)	342	2.44	(8)	(5)
Total	54,355	0.25	(134)	(85)	47,564	0.26	(125)	(79)

Related change to amortisation of deferred acquisition costs (see below)			25	16			21	13
Risk margin reserve charge to operating profit for longer-term credit related losses			(109)	(69)			(104)	(66)

           Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

(c)	Derivatives (other than equity-related): negative fluctuation of £(531) million (2012: positive fluctuation of £135 million) net of related amortisation of deferred acquisition costs.

These losses and gains are in respect of  interest rate swaps and swaptions and for the Guaranteed Minimum Income Benefit (GMIB) reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related amortisation of deferred acquisition costs.

          Under the Group’s IFRS reporting of Jackson’s derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:

-	The derivatives are required to be fair valued with the value movements booked in the income statement;
-
As noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson’s guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair valued under IFRS (see below); and

-
The GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS39 which requires fair valuation.

            In 2013, the negative fluctuation of £(531) million reflects principally the adverse mark-to-market impact of the 1.3 per cent increase in swap rates on the valuation of the interest rate swaps, swaptions, and the GMIB reinsurance asset.

(d)	Net equity hedge result: negative fluctuation of £(255) million (2012: negative fluctuation £(302) million).

These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson’s variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

The amounts reflect the net effect of:
-	Fair value movements on free standing equity derivatives;
-	The accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;
-	Fee assessments and claim payments in respect of guarantee liabilities; and
-	Related DAC amortisation.

            Under the Group’s IFRS reporting of Jackson’s equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:
-
The free standing derivatives and Guaranteed Minimum Withdrawal Benefit (GMWB) “not for life” embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);

-
The Guaranteed Minimum Death Benefit (GMDB) and GMWB “for life” guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes.

            In 2013, the negative fluctuation of £(255) million reflects the net effect of mark-to-market reductions on the free standing derivatives being offset by reductions in the carrying amounts of those guarantees that are fair valued embedded derivatives. Both aspects reflect increased equity markets ( the S&P 500 increased by 30 per cent) with the value movement on the embedded derivatives also being affected by decreases in average implied volatility levels and the 1.3 per cent increase in Treasury bond interest rates.

(iv)	UK insurance operations
The negative short-term fluctuations in investment returns for UK insurance operations of £(254) million (2012: positive £136 million) reflect mainly net investment movements arising in the period on fixed income assets backing the capital of the annuity business following the rise in bond yields during the year. In addition, the amount for 2013 includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK’s with-profits sub-fund taken out during the year. This hedge reduces the risk arising from equity market declines.

(v)	Economic hedge value movement

This item represents the cost on short-dated hedge contracts taken out in first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi)	Other
Short-term fluctuations in investment returns of other operations, were negative £(27) million (2012: positive £119 million) representing principally  unrealised value movements on investments and foreign exchange items.

B1.3	Determining operating segments and performance measure of operating segments

Operating segments
The Group’s operating segments, determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:
Insurance operations

•	Asia
•	US (Jackson)
•	UK

Asset management operations

•	M&G (including Prudential Capital)
•	Eastspring Investments
•	US broker-dealer and asset management (including Curian)

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns.
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.
•	For 2012, gain on dilution of the Group’s holdings in PPM South Africa.
•	(Loss) profit attaching to the held for sale Japan Life business. See note D1 for further details.
•	For 2013, the costs associated with the domestication of the Hong Kong branch.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•
UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•
Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)	Debt, equity-type securities and loans
Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns.

•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 31 December 2013, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £461 million (2012: net gain of £495 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 31 December 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,118 million (2012: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in 2013 and 2012, which reflect the combination of risk free rates and appropriate risk premiums are as follows:
	2013	2012

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.8%	5.5% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 9.0%	7.5% to 8.2%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £571 million as at 31 December 2013 (2012: £474 million). The rates of return applied in the years 2013 and 2012 ranged from 3.42 per cent to 13.75 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)   US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

•	fair value movements for equity-based derivatives;
•	fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note);
•
movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

•	fee assessments and claim payments, in respect of guarantee liabilities; and
•	related amortisation of deferred acquisition costs for each of the above items.

Note:      US operations – Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification ( ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)   Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)   Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia – Hong Kong
For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business
The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared to assumptions
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)    Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B2	Profit before tax – Asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

			2013 £m		2012* £m
	M&G	US	Eastspring Investments	Total	Total
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,308	362	244	1,914	1,739
NPH broker-dealer feesnote (i)	-	504	-	504	435
Gross revenue	1,308	866	244	2,418	2,174
Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(857)	(303)	(193)	(1,353)	(1,144)
NPH broker-dealer feesnote (i)	-	(504)	-	(504)	(435)
Gross charges	(857)	(807)	(193)	(1,857)	(1,579)
Share of profit from joint ventures and associates, net of related tax	12	-	23	35	24
Profit before tax	463	59	74	596	619
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	441	59	74	574	479
Short-term fluctuations in investment returns note (iii)	22	-	-	22	98
Gain on dilution of Group's holdings	-	-	-	-	42
Profit before tax	463	59	74	596	619
*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note A2. One of the new accounting standards adopted was IFRS 11 which requires joint ventures to be equity accounted. Accordingly, share of profit from joint ventures and associates is disclosed as a separate line.

Notes
(i)	The segment revenue of the Group’s asset management operations is required to include:
        NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii)	M&G operating profit based on longer-term investment returns:

	2013 £m	2012 £m
Asset management fee income	859	728
Other income	4	6
Staff costs	(339)	(289)
Other costs	(166)	(147)
Underlying profit before performance-related fees	358	298
Share of associate results	12	13
Performance-related fees	25	9
Operating profit from asset management operations	395	320
Operating profit from Prudential Capital	46	51
Total M&G operating profit based on longer-term investment returns	441	371
The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to the total revenue of Prudential Capital (including short-term fluctuations) of £144 million (2012: £218 million) and commissions which have been netted off in arriving at the fee income of £859 million (2012: £728 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii)	Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital’s bond portfolio.

B3	Acquisition costs and other expenditure

	2013 £m	2012* £m
Acquisition costs incurred for insurance policies	(2,553)	(2,557)
Acquisition costs deferred less amortisation of acquisition costs	566	595
Administration costs and other expenditure	(4,303)	(3,863)
Movements in amounts attributable to external unit holders of consolidated investment funds	(571)	(207)
Total acquisition costs and other expenditure	(6,861)	(6,032)
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

B4	Effect of changes and other accounting features on insurance assets and liabilities

In addition to the effect of the new accounting pronouncements for 2013 as disclosed in note A2, the following features are of particular relevance to the determination of the 2013 results:

(a)	Asia insurance operations
In 2013, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £44 million credit (2012: £48 million) representing a small number of non-recurring items.

In 2012, the basis of determining the valuation rate of interest was altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The main change is to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three year average rather than the year end rate. The change reduced the carrying value of policyholder liabilities at 31 December 2012 by £95 million. This benefit is included within the short-term fluctuations in investment returns in the Group’s supplementary analysis of profit. The 2012 operating profit also included the £51 million gain on sale of  stake in China Life of Taiwan.

(b)       US insurance operations
Amortisation of deferred acquisition costs
Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2013, reflecting the positive market returns in the year, there was a credit for decelerated amortisation of £82 million (2012: £56 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other
In 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax.

(c)	UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

Prudential Retirement Income Limited (PRIL) is the principal company which writes the UK’s shareholder backed business.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, based on the asset mix at the these dates are shown below.

	31 December 2013			31 December 2012
31 December 2013	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	133	-	133	161	-	161
Credit risk allowance
Long-term expected defaults note (ii)	15	-	15	15	-	15
Additional provisionsnote (iii)	47	(19)	28	50	(23)	27
Total credit risk allowance	62	(19)	43	65	(23)	42
Liquidity premium	71	19	90	96	23	119

Notes
(i)	Bond spread over swap rates reflect market observed data.
(ii)
Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.

(iii)
Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

Movement in the credit risk allowance
The movement during 2013 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis	IFRS
	(bps) Total	(bps) Total

Total allowance for credit risk at 31 December 2012	65	42
Credit rating changes	2	1
Asset trading	(3)	(2)
New business and other	(2)	2
Total allowance for credit risk at 31 December 2013	62	43

The methodology applied is to retain favourable credit experience in short-term allowances for credit risk on the IFRS basis but such surplus experience is not retained in the Pillar 1 credit provisions.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 47 per cent (2012: 40 per cent) of the bond spread over swap rates. For IFRS purposes it represents 32 per cent (2012: 26 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2013 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn
PRIL	1.7	1.2
PAC non-profit sub-fund	0.2	0.1
Total -31 December 2013	1.9	1.3

Total -31 December 2012	2.1	1.3

Mortality and other assumption changes
For the shareholder-backed business, the net effect of assumption changes was a credit of £20 million (2012: a charge of £17 million). This comprises the aggregate effect of changes to mortality assumptions offsetting releases of margins and altered expenses and other assumptions, where appropriate, in the two periods.

B5	Tax charge

(a)	Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(178)	(122)	(300)	(421)
Overseas tax	(221)	(215)	(436)	(533)
Total tax charge	(399)	(337)	(736)	(954)
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The current tax charge of £399 million includes £18 million (2012: £17 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

Until the end of 2012 for the Group’s UK life insurance companies, shareholders’ profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders’ profits are calculated using accounting profit or loss as a starting point.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax charge to policyholders' returns	(207)	(240)	(447)	(370)
Tax charge attributable to shareholders	(192)	(97)	(289)	(584)
Total tax charge	(399)	(337)	(736)	(954)
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in deferred tax on net unrealised gains on investments in UK insurance operations.

b	Reconciliation of effective tax rate
Reconciliation of tax charge on profit attributable to shareholders

	2013 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total *
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)
Profit before tax attributable to shareholders	688	553	446	(52)	1,635
Expected tax rate:†	21%	35%	23%	23%	26%
Tax charge/(credit) at the expected tax rate	144	194	103	(12)	429
Effects of:
Adjustment to tax charge in relation to prior years	(3)	-	4	(7)	(6)
Movements in provisions for open tax matters	5	-	-	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	-	(10)	(143)
Deductions not allowable for tax purposes	61	-	-	5	66
Impact of changes in local statutory tax rates	(9)	-	(51)	5	(55)
Deferred tax adjustments	(4)	-	-	(8)	(12)
Effect of results of joint ventures and associates	(10)	-	-	(8)	(18)
Irrecoverable withholding taxes	-	-	-	20	20
Other	9	(5)	16	(5)	15
Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:
Tax on operating profit based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%
†
The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

*
The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

	2012* £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	906	964	736	(86)	2,520
Non-operating profit (loss)	71	(109)	136	129	227
Profit before tax attributable to shareholders	977	855	872	43	2,747
Expected tax rate:†	23%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	225	300	214	11	750
Effects of:
Adjustment to tax charge in relation to prior years	(14)	10	(26)	(10)	(40)
Movements in provisions for open tax matters	-	(3)	-	32	29
Income not taxable or taxable at concessionary rates	(68)	(68)	-	(2)	(138)
Deductions not allowable for tax purposes	29	-	-	3	32
Impact of changes in local statutory tax rates	-	-	(39)	9	(30)
Deferred tax adjustments	(5)	-	8	-	3
Effect of results of joint ventures and associates	(24)	-	-	(5)	(29)
Irrecoverable withholding taxes	-	-	-	14	14
Other	3	(5)	7	(12)	(7)
Total actual tax charge	146	234	164	40	584
Analysed into:
Tax on operating profit based on longer-term investment returns	133	272	126	36	567
Tax on non-operating profit (loss)	13	(38)	38	4	17
Actual tax rate:
Operating profit based on longer-term investment returns	15%	28%	17%	(42)%	23%
Total profit	15%	27%	19%	93%	21%
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†
The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

B6	Earnings per share

		2013
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan Life business	D1	(102)	-	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

		2012*
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B5
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,520	(567)	1,953	76.9p	76.8p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	187	(24)	163	6.4p	6.4p
Gain on dilution of holdings in PPMSA		42	-	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC		(19)	7	(12)	(0.5)p	(0.5)p
Profit attaching to held for sale Japan life business	D1	17	-	17	0.6p	0.6p
Based on profit for the year		2,747	(584)	2,163	85.1p	85.0p
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The tables above exclude actuarial and other gains and losses on defined benefit pension schemes which following the changes to IAS 19 described in note A2 are now reported in Other Comprehensive Income. Furthermore, in order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2013	2012
	(millions)	(millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,548	2,541
Shares under option at end of year	10	9
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)
Diluted earnings per share	2,552	2,544

B7	Dividends

	2013		2012
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
Interim dividend	9.73p	249	8.40p	215
Final dividend	23.84p	610	20.79p	532
Total	33.57p	859	29.19p	747
Dividends declared and paid in reporting year:
Current year interim dividend	9.73p	249	8.40p	215
Final dividend for prior year	20.79p	532	17.24p	440
Total	30.52p	781	25.64p	655

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2012 of 20.79 pence per ordinary share was paid to eligible shareholders on 23 May 2013 and the 2013 interim dividend of 9.73 pence per ordinary share was paid to eligible shareholders on 26 September 2013.

The 2013 final dividend of 23.84 pence per ordinary share will be paid on 22 May 2014 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 28 March 2014 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 2 June 2014. The final dividend will be paid on or about 29 May 2014 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 11 March 2014. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET

C1	Analysis of Group position by segment and business type

To explain more comprehensively the assets, liabilities and capital of the Group’s businesses, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1	Group statement of financial position analysis by segment

		2013 £m								2012* £m
		Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec Group Total	31 Dec Group Total
	Note	Asia	US	UK
By operating segment		C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	231	-	-	231	1,230	-		1,461	1,469
Deferred acquisition costs and other intangible assets	C5.1(b)	1,026	4,140	90	5,256	20	19		5,295	4,177
Total		1,257	4,140	90	5,487	1,250	19	-	6,756	5,646
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	177	177	-	-		177	178
Deferred acquisition costs and other intangible assets		66	-	6	72	-	-		72	78
Total		66	-	183	249	-	-	-	249	256
Total		1,323	4,140	273	5,736	1,250	19	-	7,005	5,902
Deferred tax assets	C8	55	2,042	142	2,239	119	54		2,412	2,306
Other non-investment and non-cash assets		1,073	6,710	5,808	13,591	1,356	4,500	(7,090)	12,357	11,952
Investments of long-term business and other operations:
Investment properties		1	28	11,448	11,477	-	-		11,477	10,554
Investments in joint ventures and associates accounted for using the equity method		268	-	449	717	92	-		809	635
Financial investments:
Loans	C3.4	922	6,375	4,173	11,470	1,096	-		12,566	12,743
Equity securities and portfolio holdings in unit trusts		14,383	66,008	39,745	120,136	65	21		120,222	98,626
Debt securities	C3.3	18,554	30,292	82,014	130,860	2,045	-		132,905	138,907
Other investments		41	1,557	4,603	6,201	61	3		6,265	7,547
Deposits		896	-	11,252	12,148	65	-		12,213	12,248
Total investments		35,065	104,260	153,684	293,009	3,424	24		296,457	281,260
Assets held for sale	D1	916	-	-	916	-	-		916	98
Cash and cash equivalents		1,522	604	2,586	4,712	1,562	511		6,785	6,126
Total assets	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932	307,644

					2013 £m					2012* £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		2,795	3,446	2,998	9,239	1,991	(1,580)		9,650	10,359
Non-controlling interests		1	-	-	1	-	-		1	5
Total equity		2,796	3,446	2,998	9,240	1,991	(1,580)	-	9,651	10,364
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		31,540	104,971	81,674	218,185	-	-		218,185	205,484
Investment contract liabilities with discretionary participation features		240	-	35,352	35,592	-	-		35,592	33,812
Investment contract liabilities without discretionary participation features		130	2,440	17,606	20,176	-	-		20,176	18,378
Unallocated surplus of with-profits funds		77	-	11,984	12,061	-	-		12,061	10,589
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	31,987	107,411	146,616	286,014	-	-	-	286,014	268,263
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,662		3,662	2,577
Other		-	150	-	150	275	549		974	977
Total	C6.1	-	150	-	150	275	4,211	-	4,636	3,554
Operational borrowings attributable to shareholder-financed operations	C6.2	-	142	74	216	3	1,933		2,152	2,245
Borrowings attributable to with-profits operations	C6.2	-	-	895	895	-	-		895	968
Obligations under funding, securities lending and sale and repurchase agreements		-	794	1,280	2,074	-	-		2,074	2,381
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,038	26	4,214	5,278	-	-		5,278	5,145
Deferred tax liabilities	C8.1	594	1,948	1,213	3,755	14	9		3,778	3,964
Current tax liabilities	C8.2	45	-	181	226	8	161		395	443
Accruals and deferred income		106	-	383	489	302	33		824	751
Other creditors		1,797	666	3,240	5,703	4,684	10	(7,090)	3,307	2,701
Provisions		85	11	166	262	298	75		635	591
Derivative liabilities		58	515	804	1,377	112	200		1,689	2,832
Other liabilities		580	2,647	429	3,656	24	56		3,736	3,442
Total		4,303	6,607	11,910	22,820	5,442	544	(7,090)	21,716	22,250
Liabilities held for sale	D1(c)	868	-	-	868	-	-		868	-
Total liabilities		37,158	114,310	159,495	310,963	5,720	6,688	(7,090)	316,281	297,280
Total equity and liabilities	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932	307,644

C1.2	Group statement of financial position analysis by business type

		31 Dec 2013 £m							31 Dec 2012* £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	Group Total	Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1	-	-	231	1,230	-	-	1,461	1,469
Deferred acquisition costs and other intangible assets	C5.1	-	-	5,256	20	19	-	5,295	4,177
Total		-	-	5,487	1,250	19	-	6,756	5,646
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		177	-	-	-	-	-	177	178
Deferred acquisition costs and other intangible assets		72	-	-	-	-	-	72	78
Total		249	-	-	-	-	-	249	256
Total		249	-	5,487	1,250	19	-	7,005	5,902
Deferred tax assets	C8	83	1	2,155	119	54	-	2,412	2,306
Other non-investment and non-cash assets		3,331	599	9,661	1,356	4,500	(7,090)	12,357	11,952
Investments of long-term business and other operations:
Investment properties		9,260	645	1,572	-	-	-	11,477	10,554
Investments in joint ventures and associates accounted for using the equity method		383	-	334	92	-	-	809	635
Financial investments:
Loans	C3.4	3,346	-	8,124	1,096	-	-	12,566	12,743
Equity securities and portfolio holdings in unit trusts		28,365	90,872	899	65	21	-	120,222	98,626
Debt securities	C3.3	57,791	9,622	63,447	2,045	-	-	132,905	138,907
Other investments		4,309	36	1,856	61	3	-	6,265	7,547
Deposits		9,486	1,024	1,638	65	-	-	12,213	12,248
Total investments		112,940	102,199	77,870	3,424	24	-	296,457	281,260
Assets held for sale	D1	-	328	588	-	-	-	916	98
Cash and cash equivalents		1,952	982	1,778	1,562	511	-	6,785	6,126
Total assets		118,555	104,109	97,539	7,711	5,108	(7,090)	325,932	307,644

Equity and liabilities
Equity
Shareholders’ equity		-	-	9,239	1,991	(1,580)	-	9,650	10,359
Non-controlling interests		-	-	1	-	-	-	1	5
Total equity		-	-	9,240	1,991	(1,580)	-	9,651	10,364
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		96,991	101,251	75,711	-	-	-	273,953	257,674
Unallocated surplus of with-profits funds		12,061	-	-	-	-	-	12,061	10,589
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	109,052	101,251	75,711	-	-	-	286,014	268,263
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,662	-	3,662	2,577
Other		-	-	150	275	549	-	974	977
Total	C6.1	-	-	150	275	4,211	-	4,636	3,554
Operational borrowings attributable to shareholder-financed operations	C6.2	-	-	216	3	1,933	-	2,152	2,245
Borrowings attributable to with-profits operations	C6.2	895	-	-	-	-	-	895	968
Deferred tax liabilities	C8	1,192	44	2,519	14	9	-	3,778	3,964
Other non-insurance liabilities		7,416	2,486	9,163	5,428	535	(7,090)	17,938	18,286
Liabilities held for sale	D1	-	328	540	-	-	-	868	-
Total liabilities		118,555	104,109	88,299	5,720	6,688	(7,090)	316,281	297,280
Total equity and liabilities		118,555	104,109	97,539	7,711	5,108	(7,090)	325,932	307,644
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show separately assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

	31 Dec 2013 £m				31 Dec 2012* £m
	With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	231	231	239
Deferred acquisition costs and other intangible assets	-	-	1,026	1,026	819
Total	-	-	1,257	1,257	1,058
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	66	-	-	66	72
Deferred tax assets	-	1	54	55	76
Other non-investment and non-cash assets	320	131	622	1,073	1,023
Investments of long-term business and other operations:
Investment properties	-	-	1	1	2
Investments in joint ventures and associates accounted for using the equity method	-	-	268	268	284
Financial investments:
Loans C3.4	522	-	400	922	1,006
Equity securities and portfolio holdings in unit trusts	4,538	9,274	571	14,383	12,730
Debt securities C3.3	9,736	2,451	6,367	18,554	20,067
Other investments	8	21	12	41	927
Deposits	304	260	332	896	851
Total investments	15,108	12,006	7,951	35,065	35,867
Assets held for sale	-	328	588	916	-
Cash and cash equivalents	392	332	798	1,522	1,545
Total assets	15,886	12,798	11,270	39,954	39,641
Equity and liabilities
Equity
Shareholders’ equity	-	-	2,795	2,795	2,529
Non-controlling interests	-	-	1	1	4
Total equity	-	-	2,796	2,796	2,533
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	13,138	11,918	6,854	31,910	31,501
Unallocated surplus of with-profits funds note (ii)	77	-	-	77	63
TotalC4.1(b)	13,215	11,918	6,854	31,987	31,564
Operational borrowings attributable to shareholder-financed operations	-	-	-	-	7
Deferred tax liabilities	403	44	147	594	582
Other non-insurance liabilities	2,268	508	933	3,709	4,955
Liabilities held for sale	-	328	540	868	-
Total liabilities	15,886	12,798	8,474	37,158	37,108
Total equity and liabilities	15,886	12,798	11,270	39,954	39,641
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii)
For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

C2.2	US insurance operations

	31 Dec 2013 £m			31 Dec 2012 £m
	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	-	4,140	4,140	3,222
Total	-	4,140	4,140	3,222
Deferred tax assets	-	2,042	2,042	1,889
Other non-investment and non-cash assetsnote (iv)	-	6,710	6,710	6,792
Investments of long-term business and other operations:
Investment properties	-	28	28	24
Financial investments:
LoansC3.4	-	6,375	6,375	6,235
Equity securities and portfolio holdings in unit trustsnote (iii)	65,681	327	66,008	49,551
Debt securitiesC3.3	-	30,292	30,292	32,993
Other investmentsnote (ii)	-	1,557	1,557	2,296
Deposits	-	-	-	211
Total investments	65,681	38,579	104,260	91,310
Cash and cash equivalents	-	604	604	513
Total assets	65,681	52,075	117,756	103,726
Equity and liabilities
Equity
Shareholders’ equitynote (vi)	-	3,446	3,446	4,343
Total equity	-	3,446	3,446	4,343
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) note (v)	65,681	41,730	107,411	92,261
TotalC4.1 (c)	65,681	41,730	107,411	92,261
Core structural borrowings of shareholder-financed operations	-	150	150	153
Operational borrowings attributable to shareholder-financed operations	-	142	142	26
Deferred tax liabilities	-	1,948	1,948	2,168
Other non-insurance liabilitiesnote (v)	-	4,659	4,659	4,775
Total liabilities	65,681	48,629	114,310	99,383
Total equity and liabilities	65,681	52,075	117,756	103,726

Notes
(i)
These amounts are for Separate Account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account e.g. in respect of guarantees are shown within other business.

(ii)	Other investments comprise:

	2013 £m	2012 £m
Derivative assets*	766	1,546
Partnerships in investment pools and other**	791	750
	1,557	2,296
*
After taking account of the derivative liabilities of £515 million (2012: £645 million), which are also included in Other non-insurance liabilities, the derivative position for US operations is a net asset of £251 million (2012: £901 million).

**
Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 166 (2012: 167) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.
(iv)
Included within other non-investment and non-cash assets of £6,710 million (2012: £6,792 million) were balances of £6,065 million (2012: £6,076 million) for reinsurers’ share of insurance contract liabilities. Of the £6,065 million as at 31 December 2013, £5,410 million related to the reinsurance ceded by the REALIC business acquired in 2012 (2012: £5,234 million). REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2013, the funds withheld liability of £2,051 million (2012: £2,021 million) was recorded within other non-insurance liabilities.

(v)
In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled, £485 million (2012: £825 million) and are included in Other non-insurance liabilities in the statement of financial position above.

(vi)	Changes in shareholders’ equity

	2013 £m	2012 £m
Operating profit based on longer-term investment returns B1.1	1,243	964
Short-term fluctuations in investment returns B1.2	(625)	(90)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(65)	(19)
Profit before shareholder tax	553	855
Tax B5	(101)	(234)
Profit for the year	452	621

	2013 £m	2012 £m
Profit for the year (as above)	452	621
Items recognised in other comprehensive income:
Exchange movements	(32)	(181)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the year	(2,025)	930
Deduct net gains included in the income statement	(64)	(68)
Total unrealised valuation movements	(2,089)	862
Related change in amortisation of deferred acquisition costs C5.1(b)	498	(270)
Related tax	557	(205)
Total other comprehensive (loss) income	(1,066)	206
Total comprehensive (loss) income for the year	(614)	827
Dividends, interest payments to central companies and other movements	(283)	(245)
Net (decrease) increase in equity	(897)	582
Shareholders’ equity at beginning of year	4,343	3,761
Shareholders’ equity at end of year	3,446	4,343

C2.3	UK insurance operations

Of the total investments of £154 billion in UK insurance operations, £98 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

			2013 £m				2012* £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
By operating segment	note (iii)	notes (i),(ii)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	90	90	90	105
Total	-	-	-	90	90	90	105
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	177	-	-	-	177	178
Deferred acquisition costs	-	6	-	-	-	6	6
Total	-	183	-	-	-	183	184
Total	-	183	-	90	90	273	289
Deferred tax assets	1	82	-	59	59	142	183
Other non-investment and non-cash assets	267	2,744	468	2,329	2,797	5,808	5,448
Investments of long-term business and other operations:
Investment properties	456	8,804	645	1,543	2,188	11,448	10,528
Investments in joint ventures and associates accounted for using the equity method	-	383	-	66	66	449	259
Financial investments:
Loans C3.4	96	2,728	-	1,349	1,349	4,173	4,303
Equity securities and portfolio holdings in unit trusts	2,060	21,767	15,917	1	15,918	39,745	36,281
Debt securities C3.3	3,340	44,715	7,171	26,788	33,959	82,014	84,008
Other investmentsnote (iv)	315	3,986	15	287	302	4,603	4,256
Deposits	694	8,488	764	1,306	2,070	11,252	11,131
Total investments	6,961	90,871	24,512	31,340	55,852	153,684	150,766
Assets held for sale	-	-	-	-	-	-	98
Cash and cash equivalents	196	1,364	650	376	1,026	2,586	2,668
Total assets	7,425	95,244	25,630	34,194	59,824	162,493	159,452
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

	2013 £m						2012*£m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
	note (iii)	notes (i),(ii)
Equity and liabilities
Equity
Shareholders’ equity	-	-	-	2,998	2,998	2,998	3,033
Non-controlling interests	-	-	-	-	-	-	1
Total equity	-	-	-	2,998	2,998	2,998	3,034
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	7,112	76,741	23,652	27,127	50,779	134,632	133,912
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) C4.1(d)	-	11,984	-	-	-	11,984	10,526
Total	7,112	88,725	23,652	27,127	50,779	146,616	144,438
Operational borrowings attributable to shareholder-financed operations	-	-	-	74	74	74	127
Borrowings attributable to with-profits funds	12	883	-	-	-	895	968
Deferred tax liabilities	53	736	-	424	424	1,213	1,185
Other non-insurance liabilities	248	4,900	1,978	3,571	5,549	10,697	9,700
Total liabilities	7,425	95,244	25,630	31,196	56,826	159,495	156,418
Total equity and liabilities	7,425	95,244	25,630	34,194	59,824	162,493	159,452
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)
The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £12.2 billion (2012: £13.3 billion) of non-profits annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.6 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)	The Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund and excludes policyholder liabilities of the Hong Kong branch of PAC.
(iii)
The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iv)	Other investments comprise:
	2013 £m	2012* £m
Derivative assets**	1,472	1,349
Partnerships in investment pools and other†	3,131	2,907
	4,603	4,256
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**
After including derivative liabilities of £806 million (2012: £1,010 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £666 million (2012: £339 million).

†
Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4	Asset management operations

	2013 £m				2012* £m
	M&G	US	Eastspring Investments	31 Dec Total	31 Dec Total
	note (i)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets	17	2	1	20	13
Total	1,170	18	62	1,250	1,243
Other non-investment and non-cash assets	1,210	198	67	1,475	1,142
Investments in joint ventures and associates accounted for using the equity method	34	-	58	92	92
Financial investments:
LoansC3.4	1,096	-	-	1,096	1,199
Equity securities and portfolio holdings in unit trusts	54	-	11	65	64
Debt securitiesC3.3	2,045	-	-	2,045	1,839
Other investments	47	14	-	61	41
Deposits	-	32	33	65	55
Total investments	3,276	46	102	3,424	3,290
Cash and cash equivalents	1,405	56	101	1,562	918
Total assets	7,061	318	332	7,711	6,593
Equity and liabilities
Equity
Shareholders’ equity	1,602	134	255	1,991	1,937
Total equity	1,602	134	255	1,991	1,937
Liabilities
Core structural borrowing of shareholder-financed operations	275	-	-	275	275
Intra-group debt represented by operational borrowings at Group level note (ii)	1,933	-	-	1,933	2,084
Other non-insurance liabilitiesnote (iii)	3,251	184	77	3,512	2,297
Total liabilities	5,459	184	77	5,720	4,656
Total equity and liabilities	7,061	318	332	7,711	6,593
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)	The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii)	Intra-group debt represented by operational borrowings at Group level.
Operational borrowings for M&G are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2013 £m	2012 £m
Commercial paper	1,634	1,535
Medium Term Notes	299	549
Total intra-group debt represented by operational borrowings at Group level	1,933	2,084

(iii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3          Assets and Liabilities - Classification and Measurement

C3.1	Group assets and liabilities - Classification
The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS13 ‘Fair value measurement’. The basis applied is summarised below:

	2013 £m					2012* £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis valuenote (i)	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/ IFRS 4 basis valuenote (i)	Total carrying value	Fair value, where applicable
	Through profit and loss	Available for sale				Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,461	1,461		-	-	1,469	1,469
Deferred acquisition costs and other intangible assets	-	-	5,295	5,295		-	-	4,177	4,177
Total	-	-	6,756	6,756		-	-	5,646	5,646
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	177	177		-	-	178	178
Deferred acquisition costs and other intangible assets	-	-	72	72		-	-	78	78
Total	-	-	249	249		-	-	256	256
Total intangible assets	-	-	7,005	7,005		-	-	5,902	5,902
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	920	920		-	-	754	754
Reinsurers’ share of insurance contract liabilities	-	-	6,838	6,838		-	-	6,854	6,854
Deferred tax assets	-	-	2,412	2,412		-	-	2,306	2,306
Current tax recoverable	-	-	244	244		-	-	248	248
Accrued investment income	-	-	2,609	2,609	2,609	-	-	2,771	2,771	2,771
Other debtors	-	-	1,746	1,746	1,746	-	-	1,325	1,325	1,325
Total	-	-	14,769	14,769		-	-	14,258	14,258
Investments of long-term business and other operations:note (ii)
Investment properties	11,477	-	-	11,477	11,477	10,554	-	-	10,554	10,554
Investments accounted for using the equity method	-	-	809	809		-	-	635	635
Loans	2,137	-	10,429	12,566	12,995	2,068	-	10,675	12,743	13,255
Equity securities and portfolio holdings in unit trusts	120,222	-	-	120,222	120,222	98,626	-	-	98,626	98,626
Debt securities	102,700	30,205	-	132,905	132,905	106,082	32,825		138,907	138,907
Other investments	6,265	-	-	6,265	6,265	7,547	-	-	7,547	7,547
Deposits	-	-	12,213	12,213	12,213	-	-	12,248	12,248	12,248
Total investments	242,801	30,205	23,451	296,457		224,877	32,825	23,558	281,260
Assets held for sale	916	-	-	916	916	98	-	-	98	98
Cash and cash equivalents	-	-	6,785	6,785	6,785	-	-	6,126	6,126	6,126
Total assets	243,717	30,205	52,010	325,932		224,975	32,825	49,844	307,644
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

	2013 £m					2012* £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/ IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit and loss	Available for sale				Through profit and loss	Available for sale

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	218,185	218,185		-	-	205,484	205,484
Investment contract liabilities with discretionary participation features note (iii)	-	-	35,592	35,592		-	-	33,812	33,812
Investment contract liabilities without discretionary participation features	17,736	-	2,440	20,176	20,177	16,309	-	2,069	18,378	18,419
Unallocated surplus of with-profits funds	-	-	12,061	12,061		-	-	10,589	10,589
Total	17,736	-	268,278	286,014		16,309	-	251,954	268,263
Core structural borrowings of shareholder-financed operations:	-	-	4,636	4,636	5,066	-	-	3,554	3,554	4,133
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,152	2,152	2,152	-	-	2,245	2,245	2,245
Borrowings attributable to with-profits operations	18	-	877	895	909	40	-	928	968	977

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,074	2,074	2,085	-	-	2,381	2,381	2,400
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	-	-	5,278	5,278	5,145	-	-	5,145	5,145
Deferred tax liabilities	-	-	3,778	3,778		-	-	3,964	3,964
Current tax liabilities	-	-	395	395		-	-	443	443
Accruals and deferred income	-	-	824	824		-	-	751	751
Other creditors	263	-	3,044	3,307	3,307	259	-	2,442	2,701	2,701
Provisions	-	-	635	635		-	-	591	591
Derivative liabilities	1,689	-	-	1,689	1,689	2,832	-	-	2,832	2,832
Other liabilities	2,051	-	1,685	3,736	3,736	2,021	-	1,421	3,442	3,442
Total	9,281	-	12,435	21,716		10,257	-	11,993	22,250
Liabilities held for sale	868	-	-	868	868	-	-	-	-
Total liabilities	27,903	-	288,378	316,281		26,606	-	270,674	297,280
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)	Realised gains and losses on the Group’s investments for 2013 recognised in the income statement amounted to a net gain of £2.5 billion (2012: £6.8 billion).
(iii)
The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

C3.2	Group assets and liabilities - Measurement
The section provides detail of the designation and valuation of the Group’s financial assets and liabilities shown under following categories:

(a)	Determination of fair value
The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)	Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	-	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	-	36
Derivative liabilities	(1)	(3)	-	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	-	1,111	809	1,920
Derivative liabilities	-	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,736)	-	(17,736)
Borrowings attributable to the with-profits fund held at fair value	-	(18)	-	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	-	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2013 in respect of Japan Life business included a net financial instruments balance of £934 million, primarily for equity securities and debt securities. Of this amount, £905 million has been classified as level 1 and £29 million as level 2.

	31 Dec 2012* £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	22,057	2,496	480	25,033
Debt securities	16,056	45,550	542	62,148
Other investments (including derivative assets)	108	1,743	2,574	4,425
Derivative liabilities	(61)	(1,075)	-	(1,136)
Total financial investments, net of derivative liabilities	38,160	48,714	3,596	90,470
Percentage of total	42%	54%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	72,488	183	39	72,710
Debt securities	3,660	5,409	2	9,071
Other investments (including derivative assets)	26	10	-	36
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	76,174	5,601	41	81,816
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	827	7	49	883
Debt securities	13,357	54,146	185	67,688
Other investments (including derivative assets)	24	2,301	761	3,086
Derivative liabilities	(16)	(1,484)	(195)	(1,695)
Total financial investments, net of derivative liabilities	14,192	55,196	2,642	72,030
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	95,372	2,686	568	98,626
Debt securities	33,073	105,105	729	138,907
Other investments (including derivative assets)	158	4,054	3,335	7,547
Derivative liabilities	(77)	(2,560)	(195)	(2,832)
Total financial investments, net of derivative liabilities	128,526	109,511	6,279	244,316
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,309)	-	(16,309)
Borrowings attributable to the with-profits fund held at fair value	-	(40)	-	(40)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,653)	(268)	(1,224)	(5,145)
Other financial liabilities held at fair value	-	(259)	(2,021)	(2,280)
Total financial instruments at fair value	124,873	92,635	3,034	220,542
Percentage of total	57%	42%	1%	100%
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Investment properties at fair value
Group total	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable inputs
Investment properties	-	-	11,477	11,477

(c)	Valuation approach for Level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £100,687 million at 31 December 2013 (2012: £105,105 million), £8,556 million are valued internally (2012: £8,248 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)      Fair value measurements for level 3 fair valued assets and liabilities

Valuation approach for Level 3 fair valued assets and liabilities
Financial instruments at fair value
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 31 December 2013 the Group held £3,385 million (2012: £3,034 million), 2 per cent of the total fair valued financial assets net of fair valued financial liabilities (2012: 1 per cent), within level 3.

Included within these amounts were loans of £1,887 million at 31 December 2013 (2012: £1,842 million), measured at the loan outstanding balance, attached to REALIC acquired in 2012 and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,051 million at 31 December 2013 (2012: £2,021 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(164) million (2012: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £3,549 million (2012: £3,213 million). Of this amount, a net liability of £(304) million (2012: net liability of £(213) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (2012: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)
Debt securities of £118 million (2012: £75 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)
Private equity and venture investments of £878 million (2012: £904 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third-parties.

(c)
Liabilities of £(1,301) million (2012: £(1,199) million) for the Net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d)	Other sundry individual financial investments of £1 million (2012: £7 million).

Of the internally valued net liability referred to above of £(304) million (2012: net liability of £(213) million):

(e)
A net liability of £(380) million (2012: net liability of £(240) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.

(f)	A net asset of nil (2012: £3 million) was held by the Group’s unit-linked funds for which the investment return is wholly attributable to policyholders.

(g)
A net asset of £76 million (2012: £24 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £8 million (2012: £2 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £6 million (2012: an increase of £1 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £2 million decrease (2012: a £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value – Investment properties
The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties which are virtually identical to Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)	Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2013, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £471million and transfers from level 2 to level 1 of £260 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in 2013 were £228 million and £(51) million, respectively. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

(f)	Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3	Debt securities
This note provides analysis of the Group’s debt securities, including asset- backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 31 December 2013 provided in the notes below.

	2013 £m	2012* £m
Insurance operations:
Asia note (a)	18,554	20,067
US note (b)	30,292	32,993
UK note (c)	82,014	84,008
Asset management operations	2,045	1,839
Total	132,905	138,907
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In the tables below, with the exception of some mortgage-backed securities, Standards & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2013 £m				2012* £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	489	13	222	724	785
S&P – AA+ to AA-	2,584	432	1,717	4,733	5,523
S&P – A+ to A-	1,710	257	929	2,896	3,272
S&P – BBB+ to BBB-	1,349	516	852	2,717	1,906
S&P – Other	351	238	844	1,433	3,132
	6,483	1,456	4,564	12,503	14,618
Moody’s – Aaa	1,076	218	434	1,728	1,389
Moody’s – Aa1 to Aa3	128	31	17	176	271
Moody’s – A1 to A3	104	22	51	177	147
Moody’s – Baa1 to Baa3	238	207	127	572	375
Moody’s – Other	30	13	33	76	112
	1,576	491	662	2,729	2,294
Fitch	415	131	182	728	533
Other	1,262	373	959	2,594	2,622
Total debt securities	9,736	2,451	6,367	18,554	20,067
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2013 in respect of Japan Life business included a debt securities balance of £387 million. Of this amount, £356 million were rated as AA+ to AA- and £29 million were rated A+ to A-.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody’s or Fitch.

	2013 £m	2012* £m
Government bonds	387	58
Corporate bonds rated as investment grade by local external ratings agencies	491	428
Structured deposits issued by banks which are rated, but specific deposits are not	1	-
Other	80	123
	959	609
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(b)	US insurance operations
(i)        Overview

	2013 £m	2012 £m

Corporate and government security and commercial loans:
Government	3,330	4,126
Publicly traded and SEC Rule 144A securities*	18,875	19,699
Non-SEC Rule 144A securities	3,395	3,542
Total	25,600	27,367
Residential mortgage-backed securities (RMBS)	1,760	2,400
Commercial mortgage-backed securities (CMBS)	2,339	2,639
Other debt securities	593	587
Total US debt securities†	30,292	32,993
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

†	Debt securities for US operations included in the statement of financial position comprise:

	2013 £m	2012 £m
Available-for-sale	30,205	32,825
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	87	168
	30,292	32,993

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’ debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2013, 0.1 per cent of Jackson’s debt securities were classified as Level 3 (31 December 2012: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as ‘available-for-sale’. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,807 million to a net unrealised gain of £781 million as analysed in the table below. This decrease reflects the effects of rising long-term interest rates.

	2013	Changes in unrealised appreciation**	Foreign exchange translation	2012
		Reflected as part of movement in Other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	10,825			4,551
Unrealised (loss) gain	(849)	(714)	43	(178)
Fair value (as included in statement of financial position)	9,976			4,373
Assets fair valued at or above book value
Book value*	18,599			25,467
Unrealised gain (loss)	1,630	(1,375)	20	2,985
Fair value (as included in statement of financial position)	20,229			28,452
Total
Book value*	29,424			30,018
Net unrealised gain (loss)	781	(2,089)	63	2,807
Fair value (as included in statement of financial position)	30,205			32,825
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.5646: £1.00

Debt securities classified as available-for-sale in an unrealised loss position
(a)	Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2013 £m		2012 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	7,624	(310)	4,214	(112)
Between 80% and 90%	1,780	(331)	85	(13)
Below 80%	572	(208)	74	(53)
Total	9,976	(849)	4,373	(178)

(b)	Unrealised losses by maturity of security

	2013 £m	2012 £m
1 year to 5 years	(5)	(1)
5 years to 10 years	(224)	(9)
More than 10 years	(558)	(91)
Mortgage-backed and other debt securities	(62)	(77)
Total	(849)	(178)

(c)	Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2013 £m			2012 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(2)	(52)	(54)	(5)	(101)	(106)
6 months to 1 year	(12)	(329)	(341)	(1)	(1)	(2)
1 year to 2 years	(2)	(423)	(425)	(2)	-	(2)
2 years to 3 years	(1)	-	(1)	(1)	-	(1)
More than 3 years	(13)	(15)	(28)	(31)	(36)	(67)
Total	(30)	(819)	(849)	(40)	(138)	(178)

(d)	Securities whose fair value were below 80 per cent of the book value
£208 million of the £849 million of gross unrealised losses as shown in the table (a) above at 31 December 2013 (31 December 2012: £53 million of the £178 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £208 million (31 December 2012: £53 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2013 £m		2012 £m
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities
Prime (including agency)	-	-	5	(2)
Sub-prime	4	(1)	18	(8)
	4	(1)	23	(10)
Commercial mortgage-backed securities	16	(6)	10	(23)
Other asset-backed securities	9	(6)	41	(20)
Total structured securities	29	(13)	74	(53)
Government bonds	521	(188)	-	-
Corporates	22	(7)	-	-
Total	572	(208)	74	(53)

The following table shows the age analysis as at 31 December 2013, of the securities whose fair value were below 80 per cent of the book value:

	2013 £m		2012 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	93	(24)	7	(2)
3 months to 6 months	418	(159)	-	-
More than 6 months	61	(25)	67	(51)
	572	(208)	74	(53)

(iii)	Ratings
The following table summarises the securities detailed above by rating using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2013 £m	2012 £m
S&P – AAA	132	187
S&P – AA+ to AA-	5,252	6,343
S&P – A+ to A-	7,728	7,728
S&P – BBB+ to BBB-	9,762	10,230
S&P – Other	941	1,173
	23,815	25,661
Moody’s – Aaa	65	55
Moody’s – Aa1 to Aa3	13	18
Moody’s – A1 to A3	65	21
Moody’s – Baa1 to Baa3	70	56
Moody’s – Other	10	13
	223	163
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,774	2,934
NAIC 2	179	207
NAIC 3-6	87	321
	3,040	3,462
Fitch	159	184
Other **	3,055	3,523
Total debt securities	30,292	32,993
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

**	The amounts within ‘Other’ which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2013 £m	2012 £m
NAIC 1	1,165	1,453
NAIC 2	1,836	2,022
NAIC 3-6	54	48
	3,055	3,523

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)	UK insurance operations

			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2013 Total	2012 Total *
	£m	£m	£m	£m	£m	£m	£m
S&P – AAA	367	4,403	785	2,944	338	8,837	9,200
S&P – AA+ to AA-	502	5,421	1,202	3,161	404	10,690	9,688
S&P – A+ to A-	825	10,896	1,720	6,599	851	20,891	23,000
S&P – BBB+ to BBB-	819	9,972	1,679	4,017	638	17,125	17,720
S&P – Other	214	2,578	97	292	74	3,255	3,043
	2,727	33,270	5,483	17,013	2,305	60,798	62,651
Moody’s – Aaa	93	1,544	229	395	72	2,333	8,446
Moody’s – Aa1 to Aa3	105	2,525	1,107	2,179	504	6,420	1,420
Moody’s – A1 to A3	49	847	55	994	132	2,077	927
Moody’s – Baa1 to Baa3	41	702	93	331	47	1,214	1,385
Moody’s – Other	10	125	-	4	1	140	307
	298	5,743	1,484	3,903	756	12,184	12,485
Fitch	18	349	60	166	18	611	527
Other	297	5,353	144	2,433	194	8,421	8,345
Total debt securities	3,340	44,715	7,171	23,515	3,273	82,014	84,008
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £8,421 million total debt securities held at 31 December 2013 (2012: £8,345 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2013 £m	2012* £m
Internal ratings or unrated:
AAA to A-	3,691	3,173
BBB to B-	3,456	3,810
Below B- or unrated	1,274	1,362
Total	8,421	8,345

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. For the £2,627 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £605 million were internally rated AA+ to AA-, £948 million A+ to A-, £868 million BBB+ to BBB-, £65 million BB+ to BB- and £141 million were internally rated B+ and below or unrated.

(d)	Asset management operations
The debt securities are all held by M&G (Prudential Capital).

	2013 £m	2012 £m
M&G
AAA to A- by Standard & Poor's or Aaa to A3 rated by Moody's	1,690	1,529
Other	355	310
Total M&G (including Prudential Capital)	2,045	1,839

(e)	Asset-backed securities
The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 31 December 2013 is as follows:
	2013 £m	2012 £m
Shareholder-backed operations (excluding assets held in unit-linked funds):
Asia insurance operations note (i)	139	144
US insurance operations note (ii)	4,692	5,626
UK insurance operations (2013: 36% AAA, 23% AA)note (iii)	1,727	1,408
Other operations note (iv)	667	566
	7,225	7,744
With-profits operations:
Asia insurance operations note (i)	200	241
UK insurance operations (2013: 60% AAA, 12% AA)note (iii)	5,765	5,850
	5,965	6,091
Total	13,190	13,835

Notes
(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £200 million, 53 per cent (31 December 2012: 63 per cent) are investment graded.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2013 comprises:

	2013 £m	2012 £m
RMBS
Sub-prime (2013: 10% AAA, 10% AA)	255	261
Alt-A (2013: 1% AA, 7% BBB)	270	323
Prime including agency (2013: 75% AA, 2% A)	1,235	1,816
CMBS (2013: 43% AAA, 22% AA)	2,339	2,639
CDO funds (2013: 25% AA, 19% A), including £nil exposure to sub-prime	46	44
Other ABS (2013: 25% AAA, 20% AA), including £69 million exposure to sub-prime	547	543
Total	4,692	5,626

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,490 million (31 December 2012: £1,697 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations

Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £667 million, 85 per cent (31 December 2012: 77 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2013:

Exposure to sovereign debts

	2013 £m		2012* £m
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	53	53	51	59
Spain	1	14	1	31
France	19	-	18	-
Germany	413	389	444	469
Other Europe (principally Belgium and Isle of Man)	45	45	50	41
Total Continental Europe	531	501	564	600
United Kingdom	3,516	2,432	3,432	2,306
Total Europe	4,047	2,933	3,996	2,906
United States**	3,045	4,026	3,725	3,547
Other, predominantly Asia	3,084	1,508	3,069	1,401
Total	10,176	8,467	10,790	7,854
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new accounting standards described in A2 and their consequential impact.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations. As discussed in note A2 following the adoption of IFRS 11 these operations are accounted for using single line equity method in the balance sheet.

Exposure to bank debt securities

	Bank debt securities £m

	Senior debt			Subordinated debt			Total
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2013	31 Dec 2012
Portugal	-	45	45	-	-	-	45	37
Ireland	-	17	17	-	-	-	17	16
Italy	-	30	30	-	-	-	30	39
Spain	100	12	112	23	-	23	135	168
Austria	-	-	-	12	-	12	12	11
France	23	64	87	71	17	88	175	195
Germany	-	3	3	63	-	63	66	22
Netherlands	-	14	14	57	81	138	152	182
Total Continental Europe	123	185	308	226	98	324	632	670
United Kingdom	409	175	584	673	112	785	1,369	1,466
Total Europe	532	360	892	899	210	1,109	2,001	2,136
United States	-	1,688	1,688	456	19	475	2,163	2,243
Other, predominantly Asia	21	281	302	300	96	396	698	741
Total	553	2,329	2,882	1,655	325	1,980	4,862	5,120

With-profits funds
Portugal	-	6	6	-	-	-	6	6
Ireland	10	-	10	-	-	-	10	6
Italy	15	67	82	-	-	-	82	75
Spain	136	13	149	-	-	-	149	186
France	12	168	180	57	-	57	237	157
Germany	-	24	24	-	-	-	24	-
Netherlands	-	208	208	7	-	7	215	138
Total Continental Europe	173	486	659	64	-	64	723	568
United Kingdom	598	442	1,040	635	20	655	1,695	1,904
Total Europe	771	928	1,699	699	20	719	2,418	2,472
United States	-	1,942	1,942	129	143	272	2,214	2,083
Other, predominantly Asia	108	638	746	174	182	356	1,102	655
Total	879	3,508	4,387	1,002	345	1,347	5,734	5,210

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations. As discussed in note A2 following the adoption of IFRS 11 these operations are accounted for using a single line equity method in the balance sheet.

C3.4	Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:
–	certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
–	certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2013 £m	2012* £m
Insurance operations:
Asianote (a)	922	1,006
USnote (b)	6,375	6,235
UKnote (c)	4,173	4,303
Asset management operations:
M&Gnote (d)	1,096	1,199
Total	12,566	12,743
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(a)       Asia insurance operations
The loans of the Group’s Asia insurance operations comprise:

	2013 £m	2012* £m
Mortgage loans‡	57	43
Policy loans‡	611	602
Other loans‡‡	254	361
Total Asia insurance operations loans	922	1,006
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	US insurance operations
The loans of the Group’s US insurance operations comprise:

	2013 £m			2012 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans+	-	3,671	3,671	-	3,543	3,543
Policy loans++	1,887	817	2,704	1,842	850	2,692
Total US insurance operations loans	1,887	4,488	6,375	1,842	4,393	6,235

†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2013%	2012%
Industrial	28	29
Multi-family residential	30	25
Office	13	17
Retail	19	19
Hotels	9	10
Other	1	-
	100	100

††The policy loans are fully secured by individual life insurance policies or annuity policies. The purchase of REALIC in the second half of 2012 included policy loans which are accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. The policy loans are valued at £1,887 million at 31 December 2013 (2012: £1,842 million). All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.5 million (2012: £6.3 million). The portfolio has a current estimated average loan to value of 61 per cent (2012: 65 per cent).

At 31 December 2013, Jackson had mortgage loans with a carrying value of £47 million (2012: £78 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations
The loans of the Group’s UK insurance operations comprise:

	2013 £m	2012* £m
SAIF and PAC WPSF
Mortgage loans†	1,183	1,311
Policy loans	12	16
Other loans‡	1,629	1,712
Total SAIF and PAC WPSF loans	2,824	3,039
Shareholder-backed operations
Mortgage loans†	1,345	1,259
Other loans	4	5
Total loans of shareholder-backed operations	1,349	1,264
Total UK insurance operations loans	4,173	4,303
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†
The mortgage loans are collateralised by properties. By carrying value, 84 per cent of the £1,345 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.

‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations
The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2013 £m	2012 £m
Loans and receivables internal ratings:
AAA	108	-
AA+ to AA-	28	-
BBB+ to BBB-	516	836
BB+ to BB-	174	339
B+ to B-	250	24
Other	20	-
Total M&G (including Prudential Capital) loans	1,096	1,199

C4	Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profit funds held on the Group’s statement of financial position:

C4.1           Movement and duration of liabilities

C4.1(a)      Group overview
(i)         Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2012	30,912	69,189	136,189	236,290
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	28,110	69,189	127,024	224,323
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	50	-	9,165	9,215
- Group's share of policyholder liabilities of joint ventures‡	2,752	-	-	2,752
Net flows:
Premiums	5,620	14,907	8,340	28,867
Surrenders	(2,541)	(4,356)	(4,785)	(11,682)
Maturities/Deaths	(658)	(954)	(8,009)	(9,621)
Net flows	2,421	9,597	(4,454)	7,564
Shareholders' transfers post tax	(31)	-	(205)	(236)
Investment-related items and other movements	2,178	4,241	13,006	19,425
Foreign exchange translation differences	(816)	(3,678)	(98)	(4,592)
Acquisition of REALIC note D1	-	12,912	-	12,912
As at 31 December 2012 / 1 January 2013	34,664	92,261	144,438	271,363
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	31,501	92,261	133,912	257,674
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	10,526	10,589
- Group's share of policyholder liabilities of joint ventures‡	3,100	-	-	3,100
Reclassification of Japan life business as held for sale**	(1,026)	-	-	(1,026)
Net flows:
Premiums	6,555	15,951	7,378	29,884
Surrenders	(2,730)	(5,087)	(4,582)	(12,399)
Maturities/Deaths	(997)	(1,229)	(8,121)	(10,347)
Net flows	2,828	9,635	(5,325)	7,138
Shareholders' transfers post tax	(38)	-	(192)	(230)
Investment-related items and other movements	462	8,219	7,812	16,493
Foreign exchange translation differences	(2,231)	(2,704)	(117)	(5,052)
Acquisition of Thanachart Lifenote D1	487	-	-	487
At 31 December 2013	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group's share of policyholder liabilities of joint ventures‡	3,159	-	-	3,159
Average policyholder liability balances†
2013	34,423	99,836	134,272	268,531
2012	32,732	77,497	130,468	240,697
*
The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.

**
The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan. The comparatives include the Japan Life business. If Japan Life business had been excluded from the 2012 amount, the average policyholder liability balance for 2012 would have been £31,616 million for Asia.

†
Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds and adjusted for corporate transactions in the year.

‡
The Group’s investment in joint ventures are accounted for on the equity method in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)	Analysis of movements in policyholder liabilities for shareholder-backed business

		2012* £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		18,269	69,189	46,048	133,506
Net flows:
Premiums		4,141	14,907	3,801	22,849
Surrenders		(1,933)	(4,356)	(2,585)	(8,874)
Maturities/Deaths		(226)	(954)	(2,345)	(3,525)
Net flows	note (a)	1,982	9,597	(1,129)	10,450
Investment-related items and other movements		1,539	4,241	4,586	10,366
Acquisition of subsidiaries		-	12,912	-	12,912
Foreign exchange translation differences		(577)	(3,678)	-	(4,255)
At 31 December		21,213	92,261	49,505	162,979

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		18,113	92,261	49,505	159,879
- Group's share of policyholder liabilities relating to joint ventures		3,100	-	-	3,100

		2013 £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		21,213	92,261	49,505	162,979
Reclassification of Japan business as held for sale	note (b)	(1,026)	-	-	(1,026)
Premiums		4,728	15,951	3,628	24,307
Surrenders		(2,016)	(5,087)	(2,320)	(9,423)
Maturities/Deaths		(363)	(1,229)	(2,346)	(3,938)
Net flows	note (a)	2,349	9,635	(1,038)	10,946
Investment-related items and other movements		622	8,219	2,312	11,153
Acquisition of subsidiaries		487	-	-	487
Foreign exchange translation differences		(1,714)	(2,704)	-	(4,418)
At 31 December		21,931	107,411	50,779	180,121

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		18,772	107,411	50,779	176,962
- Group's share of policyholder liabilities relating to joint ventures		3,159	-	-	3,159
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(a)	Including net flows of the Group’s insurance joint ventures.
(b)
The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan.

C4.1(b)                      Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
At 1 January 2012	12,643	12,015	6,254	30,912
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	12,593	10,101	5,416	28,110
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	50	-	-	50
- Group's share of policyholder liabilities relating to joint ventures‡	-	1,914	838	2,752
Premiums
New business	216	1,336	636	2,188
In-force	1,263	1,292	877	3,432
	1,479	2,628	1,513	5,620
Surrenders note (c)	(608)	(1,675)	(258)	(2,541)
Maturities/Deaths	(432)	(30)	(196)	(658)
Net flows note (b)	439	923	1,059	2,421
Shareholders' transfers post tax	(31)	-	-	(31)
Investment-related items and other movements	639	1,451	88	2,178
Foreign exchange translation differences note (a)	(239)	(361)	(216)	(816)
At 31 December 2012 / 1 January 2013	13,451	14,028	7,185	34,664
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	-	63
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,059	1,041	3,100
Reclassification of Japan Life business as held for sale**	-	(366)	(660)	(1,026)

Premiums
New business	242	1,519	902	2,663
In-force	1,585	1,301	1,006	3,892
	1,827	2,820	1,908	6,555
Surrenders note (c)	(714)	(1,799)	(217)	(2,730)
Maturities/Deaths	(634)	(46)	(317)	(997)
Net flows note (b)	479	975	1,374	2,828
Shareholders' transfers post tax	(38)	-	-	(38)
Investment-related items and other movements note (d)	(160)	369	253	462
Acquisition of Thanachart life	-	-	487	487
Foreign exchange translation differencesnote (a)	(517)	(1,241)	(473)	(2,231)
At 31 December 2013	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group's share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Average policyholder liability balances†
2013	13,263	13,714	7,446	34,423
2012	12,990	13,022	6,720	32,732
*
The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.

†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡
The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

**  The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan.  The 2012 comparatives include the Japan Life business. If Japan Life business had been excluded from the 2012 amount, the average policyholder liability balance for 2012 would have been £31,616 million in total allocated £12,990 million, £12,648 million and £5,978 million for its with-profits business, unit-linked business and other business respectively.

Notes
(a)
Movements in the year have been translated at the average exchange rates for the year ended 31 December 2013. The closing balance has been translated at the closing spot rates as at 31 December 2013. Differences upon retranslation are included in foreign exchange translation differences.

(b)	Net flows have increased by £407 million to £2,828 million in 2013 compared with £2,421 million in 2012 reflecting increased flows from new business and growth in the in-force books.
(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities after the removal of Japan) was 10.0 per cent in 2013, lower than the 10.6 per cent recorded in 2012. Maturities/deaths have increased from £658 million in 2012 to £997 million in 2013, primarily as a result of an increased number of endowment products within Hong Kong, Singapore and Thailand reaching their maturity point.

(d)
Investment-related items and other movements for 2013 principally represents unrealised losses on bonds, following the rise in bond yields within the with-profits funds and positive investment gains from the Asia equity market in the unit-linked and other business.

(ii)	Duration of liabilities
The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows on a discounted basis for 2013 and 2012, taking account of expected future premiums and investment returns:

	2013 £m	2012* £m
Policyholder liabilities	31,910	31,501
Expected maturity:	%	%
0 to 5 years	23	22
5 to 10 years	20	19
10 to 15 years	16	16
15 to 20 years	12	13
20 to 25 years	9	10
Over 25 years	20	20
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

C4.1(c)	US insurance operations

(i)	Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2012	37,833	31,356	69,189
Premiums	10,361	4,546	14,907
Surrenders	(2,149)	(2,207)	(4,356)
Maturities/Deaths	(404)	(550)	(954)
Net flows note (b)	7,808	1,789	9,597
Transfers from general to separate account	1,577	(1,577)	-
Investment-related items and other movements	4,014	227	4,241
Foreign exchange translation differences note (a)	(1,998)	(1,680)	(3,678)
Acquisition of REALIC note (d)	64	12,848	12,912
At 31 December 2012 / 1 January 2013	49,298	42,963	92,261
Premiums	11,377	4,574	15,951
Surrenders	(2,906)	(2,181)	(5,087)
Maturities/Deaths	(485)	(744)	(1,229)
Net flows note (b)	7,986	1,649	9,635
Transfers from general to separate account	1,603	(1,603)	-
Investment-related items and other movements note (c)	8,725	(506)	8,219
Foreign exchange translation differences note (a)	(1,931)	(773)	(2,704)
At 31 December 2013	65,681	41,730	107,411
Average policyholder liability balances*
2013	57,489	42,347	99,836
2012	43,549	33,948	77,497
*	Averages have been based on opening and closing balances, and adjusted for acquisitions and disposals in the year.

Notes
(a)
Movements in the year have been translated at an average rate of US$1.56/£1.00 (2012: US$1.58/£1.00). The closing balances have been translated at closing rate of US$1.66/£1.00 (2012: US$1.63/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)	Net flows for the year were £9,635 million compared with £9,597 million in 2012. Gross inflows increased by 7 per cent primarily reflecting increased variable annuity new business volume.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £8,725 million for 2013 primarily reflects the increase in the US equity market during the year. Fixed annuity, GIC and other business investment and other movements primarily reflects the reduction in guarantee reserves (reflecting the impact of higher equity values and higher interest rates on these reserves), which has more than offset the increase in general account reserves which arise from interest credited to policyholder accounts in the year.

(d)	The amounts shown for the acquisition of REALIC represents the liabilities, before reduction for reinsurance ceded, acquired at the date of acquisition.

(ii)	Duration of liabilities
The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows on a discounted basis for 2013 and 2012:

	2013				2012
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	41,730	65,681	107,411	42,963	49,298	92,261
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	49	48	48	45	46	46
5 to 10 years	27	31	30	27	31	29
10 to 15 years	11	13	12	12	13	13
15 to 20 years	6	5	5	7	6	6
20 to 25 years	4	2	3	5	2	3
Over 25 years	3	1	2	4	2	3

C4.1(d)	UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2012	90,141	21,281	24,767	136,189
Comprising:
- Policyholder liabilities	80,976	21,281	24,767	127,024
- Unallocated surplus of with-profits funds	9,165	-	-	9,165
Premiums	4,539	1,775	2,026	8,340
Surrenders	(2,200)	(2,378)	(207)	(4,785)
Maturities/Deaths	(5,664)	(658)	(1,687)	(8,009)
Net flows note (a)	(3,325)	(1,261)	132	(4,454)
Shareholders' transfers post tax	(205)	-	-	(205)
Switches	(236)	236	-	-
Investment-related items and other movements note (b)	8,656	1,941	2,409	13,006
Foreign exchange translation differences	(98)	-	-	(98)
At 31 December 2012 / 1 January 2013	94,933	22,197	27,308	144,438
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526
Premiums	3,750	2,150	1,478	7,378
Surrenders	(2,262)	(2,263)	(57)	(4,582)
Maturities/Deaths	(5,775)	(644)	(1,702)	(8,121)
Net flows note (a)	(4,287)	(757)	(281)	(5,325)
Shareholders' transfers post tax	(192)	-	-	(192)
Switches	(195)	195	-	-
Investment-related items and other movements note (b)	5,695	2,017	100	7,812
Foreign exchange translation differences	(117)	-	-	(117)
At 31 December 2013	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Average policyholder liability balances*
2013	84,130	22,924	27,218	134,272
2012	82,691	21,739	26,038	130,468
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes
(a)
Net outflows increased from £4,454 million in 2012 to £5,325 million in 2013, driven primarily by lower sales of with-profits bonds in the year as a result from the implementation of the recommendations of the Retail Distribution Review and lower bulk annuity sales in 2013 compared to 2012. This increase is partly offset by a decrease in the outflow of the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year. Excluding these transactions, the net flow in the unit-linked business for 2013 is broadly consistent to 2012.

(b)	Investment-related items and other movements of £7,812 million reflects the strong growth in the UK equity markets in 2013, partly offset by the impact on liabilities of rising long term bond yields.

(ii)	Duration of liabilities

The tables above show the carrying value of the policyholder liabilities. The tables notes below show the maturity profile of the cash flows for insurance contracts, as defined by IFRS, ie those containing significant insurance risk, and investment contracts, which do not.

	2013 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholders liabilities	36,248	35,375	71,623	12,230	19,973	32,203	13,223	17,583	30,806	134,632
	2013%
Expected maturity:
0 to 5 years	42	40	41	33	28	30	39	40	39	38
5 to 10 years	24	25	25	25	23	24	25	22	23	24
10 to 15 years	14	17	16	18	18	18	16	16	16	16
15 to 20 years	9	11	10	11	13	12	9	10	10	11
20 to 25 years	5	5	5	6	8	8	5	6	6	6
over 25 years	6	2	3	7	10	8	6	6	6	5

	2012 £m
Policyholders liabilities	37,698	33,486	71,184	13,223	20,114	33,337	13,231	16,160	29,391	133,912
	2012%
Expected maturity:
0 to 5 years	45	39	42	30	26	27	35	28	31	36
5 to 10 years	24	25	24	24	22	22	25	23	24	24
10 to 15 years	13	17	15	18	17	18	17	17	17	16
15 to 20 years	8	11	10	12	13	13	10	12	11	11
20 to 25 years	5	6	5	8	9	9	6	9	8	7
over 25 years	5	2	4	8	13	11	7	11	9	6

Notes
(i)
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

(ii)	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(iii)	Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
(iv)
For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(v)	The maturity tables shown above have been prepared on a discounted basis.

C5	Intangible assets

C5.1 Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2013 £m	2012 £m
Cost
At beginning of year	1,589	1,585
Additional consideration paid on previously acquired business	-	2
Exchange differences	(8)	2
At end of year	1,581	1,589
Aggregate impairment	(120)	(120)
Net book amount at end of year	1,461	1,469

Goodwill attributable to shareholders comprises:

	2013 £m	2012 £m
M&G	1,153	1,153
Other	308	316
	1,461	1,469

Other goodwill represents amounts allocated to entities in Asia and the US operations in respect of acquisitions made prior to 2012. As discussed in note D1 there was no goodwill attached to the purchase of REALIC or Thanachart Life. Other goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2013 and 2012 relates to the goodwill held in relation to the Japan Life business which was impaired in 2005. The Group signed an agreement to sell the Japan Life business in July 2013.The completion of the transaction is dependent on regulatory approval.

(b)	Deferred acquisition costs and other intangible assets attributable to shareholders
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2013 £m	2012* £m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,684	3,776
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	96	100
	4,780	3,876
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	67	64
Distribution rights and other intangibles	448	237
	515	301
Total of deferred acquisition costs and other intangible assets	5,295	4,177
*
The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note A2 whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

	2013 £m						2012* £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles†	Total	Total
Balance at 1 January
As previously reported	654	3,199	103	10	301	4,267	4,234
Effect of adoption of IFRS 11note A2	(90)	-	-	-	-	(90)	(90)
After effect of change	564	3,199	103	10	301	4,177	4,144
Reclassification of Japan Life as held for salenote D5	(28)	-	-	-	-	(28)	-
Additions	202	716	3	12	297	1,230	1,059
Acquisition of subsidiaries	-	-	-	-	21	21	5
Amortisation to the income statement:
Operating profit	(167)	(403)	(17)	(5)	(51)	(643)	(682)
Non-operating profit	-	228	-	-	-	228	76
	(167)	(175)	(17)	(5)	(51)	(415)	(606)
Disposals	-	-	-	-	(1)	(1)	-
Exchange differences and other movements	(18)	(117)	-	-	(52)	(187)	(155)
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income	-	498	-	-	-	498	(270)
Balance at 31 December	553	4,121	89	17	515	5,295	4,177
*
The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note A2 whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

†
PVIF and other intangibles includes software rights of £56 million (2012: £60 million) with additions of £26 million, amortisation of £27 million, disposals and other movements of £1 million and exchange losses of £2 million. The additions of £297 million for PVIF and other intangibles in 2013 include the amount advanced to secure the exclusive 15-year bancassurance partnership agreement entered into with Thanachart Bank in Thailand. Further, the addition of £21 million for acquisition of subsidiaries is for the acquisition of Thanachart Life. The amount of £5 million for 2012 was for the acquisition of REALIC. See note D1 for further details.

US insurance operations
Summary balances
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2013 £m	2012 £m
Variable annuity business	3,716	3,330
Other business	868	821
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(463)	(952)
Total DAC for US operations	4,121	3,199
*
Consequent upon the negative unrealised valuation movement in 2013 of £2,089 million (2012: positive unrealised valuation movement of £862 million), there is a credit of £498 million (2012: a debit of £270 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2013, the cumulative shadow DAC balance as shown in the table above was negative £463 million (2012: negative £952 million).

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and index annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, as referenced in note A2, for Jackson, is 7.4 per cent (2012: 8.4 per cent ) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (2012: 8.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (2012: 8.4 per cent) assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

i)       a core amount that reflects a relatively stable proportion of underlying premiums or profit; and

ii)       an element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2013, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £82 million (2012: £56 million). The 2013 amount primarily reflects the separate account performance of 20 per cent, which is higher than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2014 (outside the range of negative 37 per cent to positive 27 per cent) for the mean reversion assumption to move outside the corridor.

C6	Borrowings

C6.1	Core structural borrowings of shareholder-financed operations

	2013 £m	2012 £m
Holding company operations:
Perpetual subordinated capital securities (Innovative Tier 1)note (i),(iv)	2,133	1,746
Subordinated notes (Lower Tier 2)note (i),(v)	1,529	831
Subordinated debt total	3,662	2,577
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,211	3,126
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)	150	153
Total (per consolidated statement of financial position)	4,636	3,554

Notes
(i)	These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.

Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$3.55 billion (2012: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017, currently drawn at a cost of 12 month £LIBOR plus 0.4 per cent and a £115 million loan also maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.59 per cent.

(iv)
In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 Perpetual Subordinated Capital Securities primarily to retail investors in Asia. The proceeds, net of costs, were US$689 million.

(v)	In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.

C6.2	Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2013 £m	2012 £m
Borrowings in respect of short-term fixed income securities programmesnote (ii)	1,933	2,084
Non-recourse borrowings of US operations	18	20
Other borrowings note (iii)	201	141
Totalnote (i)	2,152	2,245

Notes
(i)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2013 which will mature in April 2014. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)	In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.
(iii)
Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(b)	Borrowings attributable to with-profits operations

	2013 £m	2012* £m
Non-recourse borrowings of consolidated investment funds	691	759
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100
Other borrowings (predominantly obligations under finance leases)	104	109
Total	895	968
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

C7	Risk and sensitivity analysis

C7.1           Group overview
The Group’s risk framework and the management of the risk including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of ‘Group chief risk officer’s report on the risks facing our business and our capital strength’ within the Strategic Report.

As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools, including scenario testing and sensitivity analysis of the Group’s capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS, to help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks (as described further below). Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned. Credit risk remains one of the largest risk exposure. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings.

The financial and insurance assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

•	Foreign exchange risk: due to changes in foreign exchange rates;
•	Interest rate risk: due to changes in market interest rates; and
•	Other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or foreign exchange risk).

Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Three key points are to be noted, namely:

•
The Group’s with-profits and unit-linked funds absorb most market risk attaching to the funds’ investments. Except for second order effects, for example on asset management fees and shareholders’ share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

•	The Group’s shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and
•	The main exposures of the Group’s IFRS basis results to market risk for its life assurance operations on investments of the shareholder-backed business are for debt securities.

The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities / unallocated surplus	Other exposure	Insurance and lapse risk
Asia insurance operations (see also section C7.2)
Mortality and morbidity risk
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk
US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business
Credit risk
Interest rate risk
Profit and loss and
shareholders' equity are
volatile for these risks as
they affect the values of
derivatives and embedded
derivatives and impairment
losses. In addition,
shareholders' equity is
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39
			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments and by the use of swaption contracts
UK insurance operations (see also section C7.4)
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of products types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions

•	Financial risk factors
•	Non-financial risk factors

Correlation across risk factors
•	Longevity risk
•	Expenses
•	Persistency
•	Other risks

The effect of Group diversification across the Group’s life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

C7.2	Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

(i)       Sensitivity to risks other than foreign exchange risk
With-profits business
Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business
As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk interest rate risk and credit risk are not material.

Other business
Interest rate risk
Excluding its with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2013, 10-year government bond rates vary from territory to territory and range from 1.7 per cent to 9.0 per cent (2012: 0.6 per cent to 9.5 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2013 and 2012 is as follows:

	2013 £m		2012* £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Pre-tax profit	311	(215)	205	(259)
Related deferred tax (where applicable)	(34)	40	(45)	43
Net effect on profit and shareholders' equity	277	(175)	160	(216)
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group’s segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

Equity price risk
The non-linked shareholder business has limited exposure to equity and property investment (£571 million at 31 December 2013). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2013 and 2012 would be as follows:

	2013 £m		2012* £m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit	(114)	(57)	(129)	(65)
Related deferred tax (where applicable)	24	12	26	13
Net effect on profit and shareholders' equity	(90)	(45)	(103)	(52)
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Insurance risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit would be decreased by approximately £38 million (2012: £30 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)       Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2013, the rates for the most significant operations are given in note A1.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2013 £m	2012 £m	2013 £m	2012 £m
Profit before tax attributable to shareholders note	(63)	(90)	77	110
Profit for the year	(49)	(75)	60	92
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(246)	(243)	300	297

Note
Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns
.

C7.3	US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
At the level of operating profit based on longer-term investment returns, Jackson’s results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees.

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2012: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, life business and surplus and 6 per cent (2012: 6 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk	• related to the incidence of benefits related to guarantees issued in connection with its VA contracts; and • related to meeting contractual accumulation requirements in FIA contracts.
Interest rate risk	• related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in
• related to the guarantee features attaching to the company’s products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
• the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1.1 value movements on Jackson’s derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps
These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.

Put-swaption contracts
These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. Put-swaptions hedge against significant movements in interest rates.

Equity index futures contracts and equity index options
These derivatives (including various call, put options and put spreads) are used to hedge Jackson’s obligations associated with its issuance of fixed index immediate and deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

Total return swaps
Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.

Cross-currency swaps
Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps
These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

(i)	Sensitivity to equity risk
At 31 December 2013 and 2012, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (‘NAR’) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2013
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	52,985	1,248	64.7 years
GMWB - Premium only	0%	2,260	36
GMWB*	0-5%	5,632	46
GMAB - Premium only	0%	57	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		5,522	134	64.6 years
GMWB - Highest anniversary only		2,039	93
GMWB*		717	62
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	3,522	217	66.9 years
GMIB†	0-6%	1,642	317		2.4 years
GMWB*	0-8%	40,906	1,059

31 December 2012
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	40,964	1,839	64.4 years
GMWB - Premium only	0%	2,213	91
GMWB*	0-5%**	3,359	88*
GMAB - Premium only	0%	53	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		4,554	324	64.0 years
GMWB - Highest anniversary only		1,880	245
GMWB*		697	137
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	2,705	348	66.4 years
GMIB†	0-6%	1,588	469		3.3 years
GMWB*	0-8%**	31,167	1,918
*
Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).

**
Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.

†	The GMIB reinsurance guarantees are fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2013 £m	2012 £m
Mutual fund type:
Equity	40,529	28,706
Bond	10,043	10,433
Balanced	10,797	8,379
Money market	703	729
Total	62,072	48,247

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson’s free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives, including that relating to the reinsurance of Guaranteed Minimum Income Benefit guarantees.

At 31 December 2013, the estimated sensitivity of Jackson's profit, and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2013 £m				2012 £m
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%
Pre-tax profit, net of related changes in amortisation of DAC	485	165	77	213	295	139	(105)	(256)
Related deferred tax effects	(170)	(58)	(27)	(74)	(103)	(49)	37	89
Net sensitivity of profit after tax and shareholders' equity	315	107	50	139	192	90	(68)	(167)

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2013.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(ii)	Sensitivity to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than ‘for-life’) are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2013 and 2012 is as follows:

	2013 £m				2012 £m
	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(128)	(66)	(52)	(161)	(187)	-	(54)	(186)
Related effect on charge for deferred tax	45	23	18	56	65	-	19	65
Net profit effect	(83)	(43)	(34)	(105)	(122)	-	(35)	(121)

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	2,624	1,477	(1,477)	(2,624)	2,541	1,427	(1,427)	(2,541)
Related effect on movement in deferred tax	(918)	(517)	517	918	(889)	(499)	499	889
Net effect	1,706	960	(960)	(1,706)	1,652	928	(928)	(1,652)
Total net effect on shareholders' equity	1,623	917	(994)	(1,811)	1,530	928	(963)	(1,773)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

(iii)       Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2013, the rates were US$1.56 (2012: $1.58) and US$1.66 (2012: US$1.63) to £1.00 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2013 £m	2012 £m	2013 £m	2012 £m
Profit before tax attributable to shareholders note	(50)	(78)	61	95
Profit for the year	(41)	(56)	50	69
Shareholders’ equity attributable to US insurance operations	(313)	(395)	383	483

Note
Sensitivity on profit before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

(iv)       Other sensitivities
Total profit of Jackson is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

•	Growth in the size of assets under management covering the liabilities for the contracts in force;
•	Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
•	Spread returns for the difference between investment returns and rates credited to policyholders; and
•	Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.
Jackson is sensitive to lapse risk. However, Jackson uses derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2013 was 7.4 per cent (2012: 8.4 per cent). The impact of using this return is reflected in two principal ways, namely;

•
through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above, and;

•	the required level of provision for guaranteed minimum death benefit claims.

C7.4	UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of PRIL and the PAC non-profit sub-fund. Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business
SAIF
Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business
The shareholder results of the UK with-profits business (including non-participating annuity business of the WPSF and of Prudential Annuities Limited (PAL), which is owned by the WPSF) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

Shareholder-backed annuity business
The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders’ equity. This shareholders’ equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

•	The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
•	Actual versus expected default rates on assets held;
•	The difference between long-term rates of return on corporate bonds and risk-free rates;
•	The variance between actual and expected mortality experience;
•	The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
•	Changes in renewal expense levels.

A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £71 million (2012: £74 million). A decrease in credit default assumptions of five basis points would increase gross profits by £151 million (2012: £157 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase gross profits by £27 million (2012: £25 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit  risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets under the Company’s stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(i)       Sensitivity to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2013 annuity liabilities accounted for 98 per cent (2012: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows.

	2013 £m				2012 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	8,602	3,843	(3,170)	(5,827)	9,006	3,993	(3,265)	(5,983)
Policyholder liabilities	(7,525)	(3,366)	2,762	5,054	(7,878)	(3,513)	2,867	5,235
Related deferred tax effects	(215)	(95)	82	155	(259)	(110)	91	172
Net sensitivity of profit after tax and shareholders’ equity	862	382	(326)	(618)	869	370	(307)	(576)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders’ equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders’ equity.

	2013 £m		2012 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(309)	(154)	(316)	(158)
Related deferred tax effects	72	36	73	36
Net sensitivity of profit after tax and shareholders’ equity	(237)	(118)	(243)	(122)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

C7.5         Asset management and other operations

(a)	Asset management
(i)	Sensitivities to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders’ equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £21 million (2012: £10 million) and £44 million (2012: £29 million) respectively.

(ii)	Sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2013 by asset management operations were £2,045 million (2012: £1,839 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity. The Group’s asset management operations do not hold significant investments in property or equities.

(b)	Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £75 million.

C8	Tax assets and liabilities

C8.1	Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2013 £m	2012* £m	2013 £m	2012* £m
Unrealised losses or gains on investments	315	100	(1,450)	(1,812)
Balances relating to investment and insurance contracts	8	1	(451)	(428)
Short-term timing differences	2,050	2,092	(1,861)	(1,715)
Capital allowances	10	15	(16)	(9)
Unused deferred tax losses	29	98	-	-
Total	2,412	2,306	(3,778)	(3,964)
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2013 full year results and financial position at 31 December 2013 the possible tax benefit of approximately £127 million (2012: £158 million), which may arise from capital losses valued at approximately £0.6 billion (2012: £0.8 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £61 million (2012: £122 million), which may arise from trading tax losses and other potential temporary differences totalling £0.4 billion (2012: £0.5 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £54 million will expire within the next seven years. Of the remaining losses £0.5m will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term timing differences		Unused tax losses
	2013 £m	Expected period of recoverability	2013 £m	Expected period of recoverability
Asia	24	1 to 3 years	20	3 to 5 years
Jackson	1,733	With run-off of in-force book	-	-
UK long-term business	135	1 to 10 years	2	1 to 3 years
Other	158	1 to 10 years	7	1 to 3 years
Total	2,050		29

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 which has had the effect of reducing the UK with-profits and shareholder-backed business element of the deferred tax balances as at 31 December 2013 by £51 million. As the 2013 Finance Act has been enacted at the balance sheet date, the effects of these changes are reflected in the financial statements for the year ended 31 December 2013.

C8.2 Current tax asset and liability
Of the £244 million (2012: £248 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability decreased to £395 million (2012: £443 million) reflecting the settlement of prior year balances in the UK and Asia following the agreement with taxation authorities.

C9	Defined benefit pension schemes

(a) Summary and background information
The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2013 £m			2012 £m
	PSPS	Other schemes	Total	Total
Underlying economic surplus note (c)	726	(80)	646	1,138
Less: unrecognised surplus note (c)	(602)	-	(602)	(1,010)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (c)	124	(80)	44	128
Attributable to:
PAC with-profits fund	87	(58)	29	78
Shareholder-backed operations	37	(22)	15	50
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	(114)	(114)	(169)
IAS 19 pension asset (liability) on the Group statement of financial position*	124	(194)	(70)	(41)
*
At 31 December 2013, the PSPS pension asset of £124 million (2012: £164 million) and the other schemes’ pension liabilities of £194 million (2012: £205 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2012: 86 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable and M&G. In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Triennial actuarial valuations
Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of PSPS was as at 5 April 2011, finalised in 2012 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited. This valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s funding objective. Based on this valuation, future contributions into the scheme were reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions are now payable at approximately £6 million per annum for ongoing service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The last completed actuarial valuation of the Scottish Amicable Staff Pension Scheme (SASPS) was as at 31 March 2011, finalised in 2012 by Jonathan Seed, Fellow of the Institute and Faculty of Actuaries, of Xafinity Consulting. This valuation demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme until 31 December 2018, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

The last completed actuarial valuation of the M&G Group Pension Scheme (M&GGPS) was as at 31 December 2011, finalised in 2012 by Paul Belok, Fellow of the Institute and Faculty of Actuaries, of AON Hewitt Limited. This valuation demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Summary economic and IAS 19 financial positions
Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme.

The underlying IAS 19 surplus for PSPS at 31 December 2013 was £726 million (31 December 2012: £1,174 million) of which reflecting the arrangements under the scheme rules only a portion of the surplus, being £124 million (2012: £164 million), is recognised as recoverable. The £ 124 million (2012: £164 million) represents the present value of the economic benefit to the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. Of this amount, £87 million has been allocated to the PAC with-profits fund and £37 million was allocated to the shareholders’ fund (2012: £115 million and £49 million, respectively).

The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2013 was a deficit of £115 million (2012: deficit of £74 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders’ fund.

The IAS 19 surplus of the M&GGPS on an economic basis at 31 December 2013 was a surplus of £36 million (2012: surplus of £38 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 31 December 2013, the M&GGPS has invested £114 million in Prudential insurance policies (2012: £169 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&GGPS is a deficit of £78 million (2012: deficit of £131 million).

(b) Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2013%	2012%

Discount rate*	4.4	4.4
Rate of increase in salaries	3.3	2.7
Rate of inflation**
Retail prices index (RPI)	3.3	2.7
Consumer prices index (CPI)	2.3	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.3	2.7
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in 2013 to reflect the 2011 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used  for PSPS immediate annuities in payment at 31 December 2012 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SASPS and Aon Hewitt Limited for the M&G GPS, the most recent full valuations have been updated to 31 December 2013, applying the principles prescribed by IAS 19.

(c) Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2013, the investments in Prudential insurance policies comprise £143 million (2012: £123 million) for PSPS and £114 million (2012: £169 million) for the M&G GPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the schemes in isolation excludes these items. This treatment applies to the M&G GPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2013 £m
		(Charge) credit to income statement or other comprehensive income
	Surplus (deficit) in schemes at 1 January 2013	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2013
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	1,138	15	(563)	56	646
Less: amount attributable to PAC with-profits fund	(787)	(21)	366	(15)	(457)
Shareholders' share:
Gross of tax surplus (deficit)	351	(6)	(197)	41	189
Related tax	(81)	1	50	(8)	(38)
Net of shareholders' tax	270	(5)	(147)	33	151
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(1,010)	(39)	447	-	(602)
Less: amount attributable to PAC with-profits fund	709	32	(313)	-	428
Shareholders' share:
Gross of tax surplus (deficit)	(301)	(7)	134	-	(174)
Related tax	69	2	(36)	-	35
Net of shareholders' tax	(232)	(5)	98	-	(139)
With the effect of IFRIC 14
Surplus (deficit)	128	(24)	(116)	56	44
Less: amount attributable to PAC with-profits fund	(78)	11	53	(15)	(29)
Shareholders' share:
Gross of tax surplus (deficit)	50	(13)	(63)	41	15
Related tax	(12)	3	14	(8)	(3)
Net of shareholders' tax	38	(10)	(49)	33	12

Underlying investments and liabilities of the schemes
On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans net assets at 31 December comprise the following investments and liabilities:

	2013				2012**

	PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	133	76	209	3	123	63	186	3
Overseas	12	317	329	5	-	249	249	3
Bonds*:
Government	4,288	311	4,599	66	4,754	274	5,028	70
Corporate	715	107	822	12	454	141	595	8
Asset-backed securities	45	17	62	1	39	3	42	1
Derivatives	91	6	97	1	165	11	176	2
Properties	71	44	115	2	167	40	207	3
Other assets	687	24	711	10	698	16	714	10
Total value of assets	6,042	902	6,944	100	6,400	797	7,197	100
*	97 per cent of the bonds are investment graded (2012: 98 per cent).
**	The 2012 comparatives have been reclassified to align to the current year’s asset categorisation.

(d) Sensitivity of the pension scheme liabilities to key variables
The total underlying Group pension scheme liabilities of £6,298 million (2012: £6,059 million) comprise £5,316 million (2012: £5,226 million) for PSPS and £982 million (2012: £833 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2013 and 2012 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group’s operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2013	2012			2013	2012
Discount rate	4.4%	4.4%	Decrease by 0.2%	Increase in scheme liabilities
				by:
				PSPS	3.3%	3.3%
				Other schemes	5.1%	4.9%
Discount rate	4.4%	4.4%	Increase by 0.2%	Decrease in scheme liabilities
				by:
				PSPS	3.1%	3.1%
				Other schemes	4.7%	4.6%
Rate of inflation	RPI: 3.3%	RPI: 2.7%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
				by:
	CPI: 2.3%	CPI: 2.0%	CPI: Decrease by 0.2%	PSPS	0.7%	0.6%
			with consequent reduction	Other schemes	4.6%	4.3%
			in salary increases
Mortality rate			Increase life expectancy	Increase in scheme
			by 1 year	liabilities by:
				PSPS	2.7%	2.6%
				Other schemes	2.7%	2.4%

C10	Share capital, share premium and own shares

	2013			2012
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,557,242,352	128	1,889	2,548,039,330	127	1,873
Shares issued under share-based schemes	3,139,384	-	6	9,203,022	1	16
At 31 December	2,560,381,736	128	1,895	2,557,242,352	128	1,889

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2013, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2013	10,233,986	288p	901p	2019
31 December 2012	9,396,810	288p	629p	2018

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £141 million as at 31 December 2013 (2012: £97 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2013, 7.1 million (2012: 8.0 million) Prudential plc shares with a market value of £94.5 million (2012: £69 million) were held in such trusts all of which are for employee incentive plans.

The Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)*	Cost £m
2013	4.4	53.8
2012	5.9	47.9
*The maximum number of shares held in 2013 was 8.0 million which was in January 2013.

The shares purchased each month are as follows:

		2013 Share Price				2012 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	11,864	9.15	9.15	108,496	15,573	6.40	6.40	99,589
February	10,900	9.25	9.25	100,868	12,678	7.33	7.33	92,930
March*	11,342	10.15	10.15	115,121	522,002	7.10	8.03	3,946,335
April	894,567	10.30	10.86	9,692,613	368,901	7.27	7.67	2,712,460
May	54,781	11.56	11.72	643,608	939,541	6.80	7.26	6,407,556
June	15,950	10.89	11.11	176,139	482,377	6.61	6.84	3,208,338
July	11,385	11.20	11.20	135,132	15,047	7.26	7.26	109,166
August	924,499	11.48	11.94	10,955,609	28,488	7.88	8.12	228,176
September	10,960	11.38	11.38	124,725	712,649	8.16	8.25	5,829,154
October	103,999	11.54	11.69	1,201,870	12,549	8.39	8.39	105,329
November	12,108	12.52	12.65	151,773	492,993	8.55	9.15	4,502,129
December	2,362,435	12.63	12.93	30,377,986	2,277,012	8.86	9.27	20,706,597
Total	4,424,790			53,783,940	5,879,810			47,947,759
*	The 2012 comparative has been adjusted from previously published numbers.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2013 was 7.1 million (2012: 4.5 million) and the cost of acquiring these shares of £60 million (2012: £27 million) is included in the cost of own shares. The market value of these shares as at 31 December 2013 was £95 million (2012: £39 million). During 2013, these funds made net additions of 2,629,816 Prudential shares (2012: net disposals of 4,143,340) for a net increase of £33.1 million to book cost (2012: net decrease of £25.1 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2013 or 2012.

D	OTHER NOTES

D1	Business acquisitions and disposals

(a)	Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank
On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.

The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

In addition to the purchase consideration, the Group incurred £4 million of acquisition related costs, of which £3 million was recognised as an expense in the consolidated income statement in the second half of 2012 and the remaining £1 million recognised in 2013.

Assets acquired and liabilities assumed at the date of acquisition
The fair value of the acquired assets and liabilities are shown in the table below:

Fair value recognised at acquisition date £m
Assets
Acquired value of in-force business	21
Investments (principally debt securities)	642
Cash and cash equivalents	4
Other assets (including distribution rights)	293
Total assets	960

Liabilities
Insurance contract liabilities	487
Other non-insurance liabilities	61
Total liabilities	548
Net assets acquired and liabilities assumed	412

Purchase consideration (including £12 million of deferred consideration)	412

Insurance contract liabilities were valued consistent with Prudential’s existing IFRS valuation basis for the Thailand Life business, determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. In accordance with IFRS 3 ‘Business Combinations’, an acquired value of in-force business has been recognised.

Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £6 million. These values represent the gross contractual amounts all of which are expected to be collected.

The consolidated statement of cash flows contains a £396 million net cash outflow in respect of the acquisition of Thanachart Life and the cost of the distribution rights representing cash consideration paid of £400 million less cash and cash equivalents acquired of £4 million.

Impact of the acquisition on the results of the Group

	Actual £m	Proforma £m
	Post acquisition period from 3 May to 31 December 2013	Estimated full year 2013
		note (i)
Revenue	113	197

Operating profit based on longer-term investment returns	30	40
Short-term fluctuations in investment returns	(7)	(7)
Amortisation of acquisition accounting adjustmentsnote (ii)	(3)	(4)
Profit before tax	20	29

Notes
(i)
The proforma shows the estimation of the Thanachart Life business’ contribution to the Group’s consolidated revenue and profit before tax for the period if the acquisition had occurred on 1 January 2013. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same as if the acquisition had occurred on 1 January 2013. These amounts have been determined using actual results for the four month period to 2 May 2013 and the post-acquisition results from 3 May to 31 December 2013.

(ii)	The amortisation of acquisition accounting adjustments represents the amortisation of the acquired value of in-force business.

(b)	Acquisition of Reassure America Life Insurance Company in 2012
On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business. At 31 December 2012, the purchase consideration was subject to final agreement under the terms of the transaction with Swiss Re. No goodwill was recognised under IFRS on the date of the completion of the acquisition as the purchase consideration paid was equivalent to the fair value of the identifiable assets and liabilities assumed.

In the course of 2013, following the conclusion of an independent arbitration process over outstanding matters, the purchase consideration for REALIC was revised to £381 million in line with the re-measured value of the individual acquired assets and liabilities. This compares to the provisional estimates of £370 million for consideration and net assets reported in the 2012 consolidated IFRS financial statements.

The consolidated statement of cash flows in 2012 contained a £224 million net cash outflow in respect of this acquisition representing cash consideration of £371 million less cash and cash equivalents acquired of £147 million. In 2013 an additional cash outflow of £9 million was recorded reflecting the revised consideration.

(c)	Agreement to sell Japan Life business
On 16 July 2013 the Group reached an agreement to sell the Group’s closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate). Completion of the transaction is dependent on regulatory approval.

The Japan Life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’. Consistent with its classification as held for sale, the IFRS carrying value of the Japan Life business has been set to £48 million at 31 December 2013, representing the proceeds, net of related expenses. This has resulted in a charge as for ‘Remeasurement of Japan Life business classified as held for sale’ of £(120) million in the income statement.

In order to facilitate comparisons of the Group’s retained businesses, the supplementary analysis of profit of the Group as shown in note B1.1 has been adjusted to show separately the results for the Japan Life business. Accordingly, the comparative results for 2012  have been retrospectively adjusted. For 2013 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(102) million (2012: £17 million profit). This comprises:

	2013 £m	2012 £m
Remeasurement of carrying value on classification as held for sale	(120)	-
Amounts that would otherwise be classified within:
Operating profit based on longer-term investment returns	3	(2)
Short-term fluctuations in investment returns	15	19
(Loss) profit attaching to held for sale Japan Life business	(102)	17
Related tax charge	-	-

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 31 December 2013 are as follows:

2013 £m
Assets
Investments	956
Other assets	80
1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(120)
Assets held for sale	916

Liabilities
Policyholder liabilities	814
Other liabilities	54
Liabilities held for sale	868

Net assets	48

D2	Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

The costs of enabling the domestication in 2013 were £35 million. Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns as shown in note B1.1.

D3	Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations since 31 December 2012.

D4         Post Balance sheet events

Final dividend
The 2013 final dividend approved by the Board of Directors after 31 December 2013 is as described in note B7.

D5	Additional information on the effect of adoption of new and amended accounting standards

The new and amended accounting standards adopted by the Group in 2013 are explained in note A2. The tables below show the quantitative effect of the adoption of these new and amended standards on the Group primary financial statements and supplementary analysis of profit.

(a)
The aggregate effect of the adoption of the standards on the income statement, earnings per share, statement of comprehensive income, statement of changes in equity, statement of financial position and cash flow statement is shown in the tables below:

Consolidated income statement

	2013 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	53,499	116	(1,240)	-	52,375
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(43,948)	-	837	(43)	(43,154)
Acquisition costs and other expenditure	(7,409)	(116)	244	115	(7,166)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	-	-	-	(120)
Share of profit from joint ventures and associates, net of related tax*	-	-	147	-	147
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	2,022	-	(12)	72	2,082
Less tax charge attributable to policyholders' returns	(437)	-	-	(10)	(447)
Profit before tax attributable to shareholders	1,585	-	(12)	62	1,635
Total tax charge attributable to policyholders and shareholders	(724)	-	12	(24)	(736)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	437	-	-	10	447
Tax charge attributable to shareholders' returns	(287)	-	12	(14)	(289)
Profit for the year attributable to equity holders of the Company	1,298	-	-	48	1,346

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	50.9p	-	-	1.9p	52.8p
Diluted	50.8p	-	-	1.9p	52.7p

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	55,476	52	(1,090)	-	54,438
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(45,953)	-	715	94	(45,144)
Acquisition costs and other expenditure	(6,335)	(52)	220	(145)	(6,312)
Share of profit from joint ventures and associates, net of related tax*	-	-	135	-	135
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,188	-	(20)	(51)	3,117
Less tax charge attributable to policyholders' returns	(378)	-	2	6	(370)
Profit before tax attributable to shareholders	2,810	-	(18)	(45)	2,747
Total tax charge attributable to policyholders and shareholders	(991)	-	20	17	(954)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	378	-	(2)	(6)	370
Tax charge attributable to shareholders' returns	(613)	-	18	11	(584)
Profit for the year attributable to equity holders of the Company	2,197	-	-	(34)	2,163

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	86.5p	-	-	(1.4)p	85.1p
Diluted	86.4p	-	-	(1.4)p	85.0p
*
The effect of change from IFRS 11 in the table above includes the reclassification of the Group’s share of profit from its investments in associates into the line for Share of profit from joint ventures and associates, net of related tax. These investments were already on the equity method accounting prior to 2013 but their results were previously included within the Investment return included with total Revenue.

Consolidated statement of comprehensive income and statement of changes in equity

	2013 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS11	IAS 19R

Profit for the year	1,298	-	-	48	1,346
Exchange movements on foreign operations and net investment hedges, net of related tax	(255)	-	-		(255)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	(1,034)	-	-	-	(1,034)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	-	-	-	(48)	(48)
Total comprehensive income for the year	9	-	-	-	9

Net increase in shareholders' equity	(709)	-	-	-	(709)
At beginning of year	10,359	-	-	-	10,359
At end of year	9,650	-	-	-	9,650

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS11	IAS 19R

Profit for the year	2,197	-	-	(34)	2,163
Exchange movements on foreign operations and net investment hedges, net of related tax	(216)	-	-	-	(216)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	387	-	-	-	387
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	-	-	-	34	34
Total comprehensive income for the year	2,368	-	-	-	2,368

Net increase in shareholders' equity	1,795	-	-	-	1,795
At beginning of year	8,564	-	-	-	8,564
At end of year	10,359	-	-	-	10,359

Consolidated statement of financial position
	31 Dec 2013 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	6,837	-	(81)	-	6,756
Intangible assets attributable to with-profits funds	249	-	-	-	249
Reinsurers' share of insurance contract liabilities	6,846	-	(8)	-	6,838
Other non-investment and non-cash assets	8,038	21	(128)	-	7,931
Investments of long-term business and other operations:
Investment properties	12,015	-	(538)	-	11,477
Investments accounted for using the equity method	100	-	709	-	809
Financial investments:
Loans	11,755	830	(19)	-	12,566
Equity securities and portfolio holdings in unit trusts	120,974	547	(1,299)	-	120,222
Debt securities	134,278	139	(1,512)	-	132,905
Other investments	6,291	(1)	(25)	-	6,265
Deposits	12,563	(3)	(347)	-	12,213
Total other assets	8,128	(125)	(302)	-	7,701
Total assets	328,074	1,408	(3,550)	-	325,932

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	289,173	-	(3,159)	-	286,014
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,167	1,111	-	-	5,278
Total other liabilities	25,083	297	(391)	-	24,989
Total liabilities	318,423	1,408	(3,550)	-	316,281

Equity
Shareholders' equity	9,650	-	-	-	9,650
Non-controlling interests	1	-	-	-	1
Total equity	9,651	-	-	-	9,651
Total equity and liabilities	328,074	1,408	(3,550)	-	325,932
	31 Dec 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	5,736	-	(90)	-	5,646
Intangible assets attributable to with-profits funds	256	-	-	-	256
Reinsurers' share of insurance contract liabilities	6,859	-	(5)	-	6,854
Other non-investment and non-cash assets	7,492	25	(113)	-	7,404
Investments of long-term business and other operations:
Investment properties	10,880	-	(326)	-	10,554
Investments accounted for using the equity method	113	-	522	-	635
Financial investments:
Loans	11,821	930	(8)	-	12,743
Equity securities and portfolio holdings in unit trusts	99,958	172	(1,504)	-	98,626
Debt securities	140,103	146	(1,342)	-	138,907
Other investments	7,900	(323)	(30)	-	7,547
Deposits	12,653	(3)	(402)	-	12,248
Total other assets	6,482	(121)	(137)		6,224
Total assets	310,253	826	(3,435)	-	307,644

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	271,363	-	(3,100)	-	268,263
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,345	800	-	-	5,145
Total other liabilities	24,181	26	(335)	-	23,872
Total liabilities	299,889	826	(3,435)	-	297,280

Equity
Shareholders' equity	10,359	-	-	-	10,359
Non-controlling interests	5	-	-	-	5
Total equity	10,364	-	-	-	10,364
Total equity and liabilities	310,253	826	(3,435)	-	307,644

Consolidated statement of cash flows

	2013 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	2,022	-	(12)	72	2,082
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(272)	(124)	(290)	(72)	(758)
Net cash flows from operating activities	1,750	(124)	(302)	-	1,324
Cash flows from investing activities	(584)	-	-	-	(584)
Cash flows from financing activities	49	-	-	-	49
Net (decrease) increase in cash and cash equivalents	1,215	(124)	(302)	-	789
Cash and cash equivalents at beginning of year	6,126	-	-	-	6,126
Effect of exchange rate changes on cash and cash equivalents	(130)	-	-	-	(130)
Cash and cash equivalents at end of year	7,211	(124)	(302)	-	6,785

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,188	-	(20)	(51)	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(2,742)	190	89	51	(2,412)
Net cash flows from operating activities	446	190	69	-	705
Cash flows from investing activities	(326)	-	-	-	(326)
Cash flows from financing activities	(892)	-	-	-	(892)
Net (decrease) increase in cash and cash equivalents	(772)	190	69	-	(513)
Cash and cash equivalents at beginning of year	7,257	(310)	(206)	-	6,741
Effect of exchange rate changes on cash and cash equivalents	(101)	-	(1)	-	(102)
Cash and cash equivalents at end of year	6,384	(120)	(138)	-	6,126

(b)	The effect of the adoption of the new and amended accounting standards in 2013 on the Group’s supplementary analysis of profit is shown in the table below.

Segment disclosure – profit before tax
	2013 £m
	Under previous accounting requirements	Effect of IFRS changes		After IFRS changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations:
Before reclassification of held for sale Japan Life business	1,009	(5)	-	1,004
Reclassification of Japan Life business	(3)	-	-	(3)
	1,006	(5)	-	1,001
Eastspring Investments	82	(8)	-	74
Other operations	1,879	-	-	1,879
Total	2,967	(13)	-	2,954
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(1,095)	1	(1)	(1,095)
Reclassification of Japan Life business	(15)	-	-	(15)
	(1,110)	1	(1)	(1,110)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	-	63	-
Amortisation of acquisition accounting adjustments	(72)	-	-	(72)
Loss attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	3	-	-	3
Reclassification from short-term fluctuations in investment returns	15	-	-	15
Remeasurement of carrying value of Japan Life business classified as held for sale	(120)	-	-	(120)
	(102)	-	-	(102)
Costs of domestication of Hong Kong branch	(35)	-	-	(35)

Profit before tax attributable to shareholders	1,585	(12)	62	1,635
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	90.9p	-	-	90.9p
Basic EPS based on total profit after tax and non-controlling interests	50.9p	-	1.9p	52.8p

	2012 £m
	Under previous accounting requirements	Effect of IFRS changes		After IFRS changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations:
Before reclassification of held for sale Japan Life business	913	(9)	-	904
Reclassification of Japan Life business	2	-	-	2
	915	(9)	-	906
Eastspring Investments	75	(6)	-	69
Other operations	1,545	-	-	1,545
Total	2,535	(15)	-	2,520
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	204	(3)	5	206
Reclassification of Japan Life business	(19)	-	-	(19)
	185	(3)	5	187
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	-	(50)	-
Amortisation of acquisition accounting adjustments	(19)	-	-	(19)
Gain on dilution of Group holdings	42	-	-	42
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	(2)	-	-	(2)
Reclassification from short-term fluctuations in investment returns	19	-	-	19
	17	-	-	17
Profit before tax attributable to shareholders	2,810	(18)	(45)	2,747
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	76.9p	-	-	76.9p
Basic EPS based on total profit after tax and non-controlling interests	86.5p	-	(1.4)p	85.1p
Additional Unaudited IFRS Financial Information

I(a):	Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii	With-profits business represents the shareholders’ transfer from the with-profits fund in the year.

iv	Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi
Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the year, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	2013 £m

	Asia
	On prior basis	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	125	(10)	115	730	228	-	1,073
Fee income	154	-	154	1,172	65	-	1,391
With-profits	47	-	47	-	251	-	298
Insurance margin	681	(2)	679	588	89	-	1,356
Margin on revenues	1,574	(12)	1,562		187	-	1,749
Expenses:
Acquisition costs	(1,015)	-	(1,015)	(914)	(110)	-	(2,039)
Administration expenses	(647)	13	(634)	(670)	(124)	-	(1,428)
DAC adjustments	32	3	35	313	(14)	-	334
Expected return on shareholder assets	58	-	58	24	134	-	216
Long-term business operating profit	1,009	(8)	1,001	1,243	706	-	2,950
Asset management operating profit	82	(8)	74	59	441	-	574
GI commission	-	-	-	-	29	-	29
Other income and expenditurenote (i)	-	-	-	-	-	(599)	(599)
Total operating profit based on longer-term investment returns	1,091	(16)	1,075	1,302	1,176	(599)	2,954

	2012 £m

	Asia
	As previously reported	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	106	(13)	93	702	266	-	1,061
Fee income	141	-	141	875	61	-	1,077
With-profits	39	-	39	-	272	-	311
Insurance margin	594	(5)	589	399	39	-	1,027
Margin on revenues	1,453	(14)	1,439	-	216	-	1,655
Expenses:
Acquisition costs	(903)	-	(903)	(972)	(122)	-	(1,997)
Administration expenses	(583)	13	(570)	(537)	(128)	-	(1,235)
DAC adjustments	(28)	12	(16)	442	(8)	-	418
Expected return on shareholder assets	43	-	43	55	107	-	205
Gain on China Life (Taiwan) shares	51	-	51	-	-	-	51
Long-term business operating profit	913	(7)	906	964	703	-	2,573
Asset management operating profit	75	(6)	69	39	371	-	479
GI commission	-	-	-	-	33	-	33
Other income and expenditurenote (i)	-	-	-	-	-	(565)	(565)
Total operating profit based on longer-term investment returns	988	(13)	975	1,003	1,107	(565)	2,520

Notes
(i)	Including restructuring and Solvency II implementation costs.
(ii)	The analysis excludes the results of the held for sale life insurance business of Japan. The results of Japan Life business excluded in 2013 were: profit of £3 million (2012: loss of £2 million).
(iii)
The Group has adopted new accounting standards on joint arrangements as described in Section A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures’ operating profit by treating it as an administration expense. This contributed to an additional expense, as follows:

– Long-term business – 2013: £5 million (2012: £9 million); and
– Asset management business – 2013: £8 million (2012: £6 million).
All other lines continue to include the Group’s share of the relevant part of the joint ventures’ pre-tax operating profit.

Margin analysis of long-term insurance business
The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group’s average policyholder liability balances are given in note (iii).

			Total
		2013			2012
	note (v)			notes (iv),(v)
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (iii)	note (ii)		note (iii)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	1,073	64,312	167	1,061	61,432	173
Fee income	1,391	96,337	144	1,077	78,433	137
With-profits	298	97,393	31	311	95,681	33
Insurance margin	1,356			1,027
Margin on revenues	1,749			1,655
Expenses:
Acquisition costsnote (i)	(2,039)	4,423	(46)%	(1,997)	4,195	(48)%
Administration expenses	(1,428)	169,158	(84)	(1,235)	142,205	(87)
DAC adjustments	334			418
Expected return on shareholder assets	216			205
Gain on China Life (Taiwan) shares	-			51
Operating profit	2,950			2,573

Notes
(i)	The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. In addition, for REALIC (acquired in 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.

(iv)
The Group has adopted new accounting standards on joint arrangements as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures’ operating profit by treating it as an administration expense. The impact of this change is explained in note (iii), to the ‘Analysis of pre-tax IFRS operating profit by source’ table earlier in this section. All other lines continue to include the Group’s share of the relevant part of the joint ventures’ pre-tax operating profit.

(v)
The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above. The comparative results have been presented on a consistent basis.

					Asia note (iii)
	2013			2012
				note (ii)
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)			note (iv)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	115	7,446	154	93	5,978	155
Fee income	154	13,714	112	141	12,648	111
With-profits	47	13,263	35	39	12,990	30
Insurance margin	679			589
Margin on revenues	1,562			1,439
Expenses:
Acquisition costsnote (i)	(1,015)	2,125	(48)%	(903)	1,897	(48)%
Administration expenses	(634)	21,160	(300)	(570)	18,626	(306)
DAC adjustments	35			(16)
Expected return on shareholder assets	58			43
Gain on China Life (Taiwan) shares	-			51
Operating profit	1,001			906

Notes
(i)	The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)
The Group has adopted new accounting standards on joint arrangements as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures’ operating profit by treating it as an administration expense. The impact of this change is explained in note (iii) to the ‘Analysis of pre-tax IFRS operating profit by source’ table earlier in this section. All other lines continue to include the Group’s share of the relevant part of the joint ventures’ pre-tax operating profit.

(iii)	The analysis excludes the 2012 and 2013 results of the life insurance business of Japan in both the individual profit and the average liability amounts shown in the table above.
(iv)	Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the year, as a proxy for average balances throughout the year.

Analysis of Asia operating profit drivers
•
Spread income has increased by £22 million from £93 million in 2012 to £115 million in 2013, an increase of 24 per cent, predominantly reflecting the growth of the Asian non-linked policyholder liabilities.

•	Fee income has increased from £141 million in 2012 to £154 million in 2013, broadly in line with the increase in movement in average unit-linked liabilities.
•
Insurance margin has increased by £90 million from £589 million in 2012 to £679 million in 2013 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Insurance margin includes non-recurring items of £52 million (2012: £48 million), reflecting items that are not expected to reoccur in the future.

•	Margin on revenues has increased by £123 million from £1,439 million in 2012 to £1,562 million in 2013 primarily reflecting the higher premium income recognised in the year.
•
Acquisition costs  have increased from £903 million in 2012 to £1,015 million in 2013, in line with the 12 per cent increase in sales, resulting in a stable acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 65 per cent (2012: 63 per cent) reflecting changes to product and country mix.

•
Administration expenses have increased from £570 million in 2012 to £634 million in 2013 as the business continues to expand. The administration expense ratio remains broadly in line with prior periods at 300 basis points  (2012: 306 basis points).

					US
	2013			2012
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	730	29,648	246	702	29,416	239
Fee income	1,172	59,699	196	875	44,046	199
Insurance margin	588			399
Expenses
Acquisition costsnote (i)	(914)	1,573	(58)%	(972)	1,462	(66)%
Administration expenses	(670)	97,856	(68)	(537)	75,802	(71)
DAC adjustments	313			442
Expected return on shareholder assets	24			55
Operating profit	1,243			964

Notes
(i)	The ratio for acquisition costs is calculated as a percentage of APE.
(ii)
The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

Analysis of US operating profit drivers:
•
Spread income has increased by 4 per cent to £730 million in 2013 from £702 million in 2012. The reported spread margin increased to 246 basis points from 239 basis points in 2012 primarily as a result of lower crediting rates. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration.  Excluding this effect, the spread margin would have been 182 basis points (2012: 186 basis points).

•
Fee income has increased by 34 per cent to £1,172 million in 2013, compared to £875 million in 2012, primarily due to higher average separate account balances due to positive net cash flows from variable annuity business and market appreciation.  Fee income margin has remained broadly consistent with the prior year at 196 bps (2012: 199 bps), with the decrease primarily attributable to the change in the mix of business.

•
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items.  Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with a benefit in the year from re-pricing actions,  have increased the insurance margin from £399 million in 2012 to £588 million in 2013.  This includes a benefit due to the inclusion of the full year of operations for REALIC, which contributed £188 million in 2013, compared to £87 million in 2012.

•
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by £58 million compared to 2012 due largely to the discontinuation of certain policy enhancement options on annuity business.  As a percentage of APE, acquisition costs have decreased to 58 per cent for 2013, compared to 66 per cent in 2012.  This is due to the discontinuation of contract enhancements mentioned above and the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front end commissions.

•
Administration expenses increased to £670 million during 2013 compared to £537 million in 2012, primarily as a result of higher asset based commissions paid on the larger 2013 separate account balance.  Asset-based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income.  Excluding the trail commissions previously mentioned, the resulting administration expense ratio would be lower at 44 basis points (2012: 48 basis points), reflecting the benefits of operational leverage.

•
DAC adjustments decreased to £313 million in 2013 compared to £442 million in 2012 due to lower levels of current year acquisition costs being deferred and higher DAC amortisation being incurred following higher gross profits. Certain acquisition costs are not fully deferrable, resulting in new business strain of £198 million for 2013 (2012: £174 million) mainly reflecting the increase in sales in the period.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2013 £m				2012 £m
		Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,844			1,844	1,494			1,494
Less new business strain		(914)	716	(198)		(972)	798	(174)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(485)	(485)			(412)	(412)
Decelerated			82	82			56	56
Total	1,844	(914)	313	1,243	1,494	(972)	442	964

			UK
	2013			2012
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	228	27,218	84	266	26,038	102
Fee income	65	22,924	28	61	21,739	28
With-profits	251	84,130	30	272	82,691	33
Insurance margin	89			39
Margin on revenues	187			216
Expenses:
Acquisition costsnote (i)	(110)	725	(15)%	(122)	836	(15)%
Administration expenses	(124)	50,142	(25)	(128)	47,777	(27)
DAC adjustments	(14)			(8)
Expected return on shareholders' assets	134			107
Operating profit	706			703

Notes
(i)	The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)	Opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year.

Analysis of UK operating profit drivers:
•	Spread income has reduced from £266 million in 2012 to £228 million in 2013 principally due to lower annuity sales in the year.
•	Fee income has increased in line with the increase in unit-linked liabilities.
•
With-profits income has decreased by £21 million from £272 million in 2012 to £251 million in 2013 principally due to a 50 basis point reduction in annual bonus rates. This has contributed to the reduction in the with-profits margin from 33 basis points in 2012 to 30 basis points in 2013.

•
Insurance margin has  increased from £39 million in 2012 to £89 million in 2013. This increase arises from our improved profits from our protection business, the non-recurrence of the 2012 effect of strengthening longevity assumptions on our annuity book and £27 million positive impact of undertaking a longevity swap on certain aspects of the UK's annuity back-book liabilities in the first half of 2013.

•
Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2013 income was £187 million, £29 million lower than in 2012 reflecting lower premium volumes in the year.

•
Acquisition costs as a percentage of new business sales are in line with 2012 at 15 per cent. Lower commission payments from the implementation of the recommendations of the Retail Distribution Review have more than offset by the effect of lower bulk annuity sales in the year, which traditionally are less capital intensive.

The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder–backed new business sales were 32 per cent in 2013 (2012: 32 per cent).
•	Administration expenses at £124 million are £4 million lower than for 2012 due to lower project spend in the first half of the year.
•	Expected return on shareholder assets has increased from £107 million in 2012 to £134 million in 2013 principally due to improved investment returns in the year and higher surplus assets.

I(b):	Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2013 £m	AER 2012* £m	AER vs'12	CER vs'12
Hong Kong	101	88	15%	13%
Indonesia	291	260	12%	23%
Malaysia	137	118	16%	17%
Philippines	18	15	20%	19%
Singapore	219	206	6%	5%
Thailand	53	7	657%	640%
Vietnam	54	25	116%	115%
SE Asia Operations inc. Hong Kong	873	719	21%	25%
China	10	16	(38)%	(40)%
India	51	50	2%	10%
Korea	17	16	6%	2%
Taiwan	12	18	(33)%	(34)%
Other	(4)	(5)	(20)%	(20)%
Non-recurrent items:note (ii)	44	48	(8)%	(10)%
Operating profit before gain on China Life of Taiwan	1,003	862	16%	20%
Gain on sale of stake in China Life of Taiwannote (ii)	-	51	(100)%	(100)%
Total insurance operationsnote (i)	1,003	913	10%	13%
Development expenses	(2)	(7)	(71)%	(71)%
Total long-term business operating profitnote (iii)	1,001	906	10%	13%
Eastspring Investments	74	69	7%	9%
Total Asia operations	1,075	975	10%	13%
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)	Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2013 £m	2012* £m
New business strain†	(15)	(46)
Business in force	974	860
Non-recurrent items:note (ii)
Other non-recurrent items	44	48
Gain on sale of stake in China Life of Taiwan	-	51
Total	1,003	913
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†
The IFRS new business strain corresponds to approximately 1 per cent of new business APE premiums for 2013 (2012: approximately 2 per cent of new business APE). The improvement is driven by a shift in overall sales mix to lower strain products and countries.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million.

Other non-recurrent items of £44 million in 2013 (2012: £48 million) represent a small number of items that are not anticipated to re-occur in subsequent years.

(iii)
To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are not included within the long-term business operating profit for Asia.  The 2012 comparative results have also been adjusted. The Japan Life business contributed a profit of £3 million in 2013 (2012: loss of £(2) million).

I(c):	Analysis of asset management operating profit based on longer-term investment returns

	2013 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	-	-	26
Operating income(net of commission)note (i)	888	216	121	362	1,587
Operating expensenote (i)	(505)	(134)	(75)	(303)	(1,017)
Share of associate’s results	12	-	-	-	12
Group's share of tax on joint ventures' operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management	£233.8 bn	£61.9 bn
Margin based on operating income*	37 bps	35 bps
Cost / income ratio**	59%	62%

	2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii),(iii)
Operating income before performance-related fees	734	201	120	296	1,351
Performance-related fees	9	2	-	-	11
Operating income(net of commission)note (i)	743	203	120	296	1,362
Operating expensenote (i)	(436)	(128)	(69)	(257)	(890)
Share of associate’s results	13	-	-	-	13
Group's share of tax on joint ventures' operating profit	-	(6)	-	-	(6)
Operating profit based on longer-term investment returns	320	69	51	39	479
Average funds under management	£205.1 bn	£55.0 bn
Margin based on operating income*	36 bps	37 bps
Cost / income ratio**	59%	64%

(i)
Operating income and expense includes the Group’s share of contribution from Joint Ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.

(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2013	550	89	313	18	863	37	2013	127	60	88	22	215	35
2012	438	91	297	19	734	36	2012	118	64	83	24	201	37

*
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

(iii)
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2 following adoption of IFRS 11 for joint ventures group on the joint venture’s operating profit. This amount is excluded from the cost for cost/income ratio purposes.

I(d):	Holding company cash flow

	2013 £m	2012 £m
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	206	216
Shareholder-backed business:
Other UK paid to the Group	149	101
Group invested in UK	-	(4)
Total shareholder-backed business	149	97
Total UK net remittances to the Group	355	313

US remittances to the Group	294	249

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	454	491
Other operations	56	60
	510	551
Group invested in Asia:
Long-term business	(9)	(107)
Other operations (including funding of Regional Head Office costs)	(101)	(103)
	(110)	(210)
Total Asia net remittances to the Group	400	341

M&G remittances to the Group	235	206
PruCap remittances to the Group	57	91
Net remittances to the Group from Business Units	1,341	1,200
Net interest paid	(300)	(278)
Tax received	202	194
Corporate activities	(185)	(158)
Solvency II costs	(32)	(47)
Total central outflows	(315)	(289)
Operating holding company cash flow before dividend*	1,026	911
Dividend paid	(781)	(655)
Operating holding company cash flow after dividend*	245	256
Issue of hybrid debt, net of costs	1,124	-
Acquisition of Thanachart Life	(397)	-
Hedge purchase cost (equity tail risks)	-	(32)
Costs of the domestication of the Hong Kong branch	(31)	-
Other net cash payments	(83)	(43)
Total holding company cash flow	858	181
Cash and short-term investments at beginning of year	1,380	1,200
Foreign exchange movements	(8)	(1)
Cash and short-term investments at end of year	2,230	1,380
*	Including central finance subsidiaries.

I(e):	Funds under management

(a)       Summarynote (i)

	2013 £bn	2012* £bn
Business area:
Asia operations	38.0	38.9
US operations	104.3	91.4
UK operations	157.3	154.0
Prudential Group funds under management	299.6	284.3
External funds note (ii)	143.3	121.4
Total funds under management	442.9	405.7
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i)	Including Group’s share of assets managed by joint ventures.
(ii)
External funds shown above as at 31 December 2013 of £143.3 billion (2012: £121.4 billion) comprise £148.2 billion (2012: £133.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (c) below less £4.9 billion (2012: £12.1 billion) that are classified within Prudential Group’s funds. The £148.2 billion (2012: £133.5 billion) investment products comprise £143.9 billion (2012: £129.5 billion) as published in the New Business schedules plus Asia Money Market Funds of £4.3 billion (2012: £4.0 billion).

(b)	Prudential Group funds under management – analysis by business area

	Asia operations £bn		US operations £bn		UK operations £bn		Total £bn
	2013	2012*	2013	2012*	2013	2012*	2013	2012*
Investment properties†	-	-	-	0.1	11.7	10.6	11.7	10.7
Equity securities	14.4	12.7	66.0	49.6	39.8	36.3	120.2	98.6
Debt securities	18.6	20.1	30.3	33.0	84.0	85.8	132.9	138.9
Loans and receivables	0.9	1.0	6.4	6.2	5.3	5.5	12.6	12.7
Other investments and deposits	0.9	1.8	1.6	2.5	16.0	15.5	18.5	19.8
Total included in statement of financial position	34.8	35.6	104.3	91.4	156.8	153.7	295.9	280.7
Internally managed funds held in insurance join ventures'	3.2	3.3	-	-	0.5	0.3	3.7	3.6
Total Prudential Group funds under management	38.0	38.9	104.3	91.4	157.3	154.0	299.6	284.3
*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†
As included in the investments section of the consolidated statement of financial position at 31 December 2013, except for £0.3 billion (2012: £0.1 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c)	Investment products – external funds under management

			2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2013
Eastspring Investmentsnote	21,634	74,206	(72,111)	(1,507)	22,222
M&G	111,868	40,832	(31,342)	4,631	125,989
Group total	133,502	115,038	(103,453)	3,124	148,211

			2012 £m
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012
Eastspring Investmentsnote	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868
Group total	111,169	96,961	(78,680)	4,052	133,502

Note
Including Asia Money Market Funds at 31 December 2013 of £4.3 billion (2012: £4.0 billion).

(d)	M&G and Eastspring investments - total funds under management

	2013 £bn	2012 £bn
M&G
External funds under management	126.0	111.9
Internal funds under management	118.0	116.4
Total funds under management	244.0	228.3

	2013 £bn	2012 £bn
Eastspring Investments
External funds under managementnote	22.2	21.6
Internal funds under management	37.7	36.5
Total funds under management	59.9	58.1

Note
Including Asia Money Market Funds at 31 December 2013 of £4.3 billion (2012: £4.0 billion).

II	Economic capital position

Following provisional agreement on the Omnibus II Directive on 13 November 2013, Solvency II is now expected to come into force on 1 January 2016. Therefore our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with draft Level 2 ‘Delegated Acts’ provide a viable framework for the calculation of Solvency II results, there remain material areas of uncertainty and in many areas the methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group’s lead regulator. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore the economic capital results shown below should not be interpreted as outputs from an approved Solvency II internal model.

At 31 December 2013 the Group has an economic capital surplus of £11.3 billion and an economic solvency ratio of 257 per cent (before taking into account the 2013 final dividend). A summary of the capital position is shown in the table below:

31 December 2013
£ billion	Economic capital position1
Available capital	18.5
Economic Capital Requirement	7.2
Surplus	11.3
Economic solvency ratio	257%
1	Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

These results are based on outputs from our current Solvency II internal model, assessed against a draft set of rules and with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in the sections below. By disclosing economic capital information at this stage, the Directors of Prudential plc are seeking to provide an indication of the potential outcome of Solvency II based on the Group’s current interpretation of the draft rules. An update of the capital position will be reported annually going forwards and will evolve to reflect changes to the Solvency II rules, on-going refinements to our internal model calibrations, and feedback from the Prudential Regulation Authority on Prudential’s approach to implementing this new capital regime. Against this background of uncertainty, it is possible that the final outcome of Solvency II could result in a fall in the Group solvency ratio, relative to the results shown above.

Methodology
In line with Solvency II, for the Group’s European and Asian life business, and holding companies, the available capital is the value of assets in excess of liabilities. The key components of available capital are the market value of assets, insurance technical provisions (calculated as the sum of best estimate liabilities plus a risk margin) and other liabilities. Subordinated-debt forms part of available capital, rather than being treated as a liability, since this debt is subordinated to policyholder claims.

As a general principle, both assets and liabilities are recognised at the value at which they could theoretically be transferred to a third party in an arms’ length transaction. On the asset side of the balance sheet, assets are mostly held at IFRS fair value. However, adjustments are required to IFRS values to eliminate intangible items such as goodwill and deferred acquisition costs and to take account of economic assets which are excluded from the current IFRS balance sheet such as the present value of future with-profits shareholder transfers.

The best estimate liability is calculated by taking the average of future risk-adjusted best estimate cashflows, taking into account the time value of money and the relative liquidity of those liabilities. The best estimate liability allows for the value of options and guarantees embedded in existing contracts as well as the value of future discretionary benefits payable to policyholders. Realistic management actions and policyholder behaviour are allowed for where relevant. In addition, since capital requirements are only derived to cover risks over a one year horizon, a risk margin is added to the best estimate liability to cover the cost of ceding liabilities to a third party after one year, assuming a 6 per cent per annum cost of capital, in line with Solvency II requirements.

The Economic Capital Requirement measures the potential reduction in the value of available capital over a one year time horizon, in an adverse 1-in-200 probability event, consistently with the Solvency II Directive. This allows for diversification effects between different risk-types and between entities. No restrictions on the economic value of overseas surplus have been allowed for in assessing the capital position at Group level.

Prudential’s US insurance entities are included in the economic capital position on a local RBC basis under the assumption of US equivalence and the assumed permitted use of the ’deduction and aggregation’ method. This is in line with our view of the most likely outcome of Solvency II given the agreement reached in the Omnibus II Directive.  The contribution of US insurance entities to the Group surplus is that in excess of 250 per cent of the US RBC Company Action Level, which is in line with the level at which we measure both the Group’s IGD surplus and the Group’s reported free surplus amount. In line with the draft Solvency II requirements under the ’deduction and aggregation’ method, no diversification benefit is allowed for between US insurance entities and other parts of the Group.

The contribution of Japan to the Group surplus has been set equal to the 'held for sale' accounting value of £48m, pending completion of the sale. The impact of the domestication of the Hong Kong branch, which became effective on 1 January 2014, is not allowed for in these economic capital results, but is estimated to have a negative impact on the Group solvency ratio of -4 percentage points, mainly due to a loss of diversification in the risk margin following separation of the Hong Kong business into a subsidiary.

Consistently with evolving Solvency II requirements, the Group calculation also includes all non-insurance entities, including asset management companies, Prudential Capital and holding companies, as follows:

•	asset managers are included in line with existing sectoral capital rules, and Prudential Capital is included on a Basel basis, which follows the expected Solvency II treatment;
•	defined benefit pension schemes are included using international accounting standards and, in addition, a capital requirement is added; and
•	holding companies are measured on a Solvency II basis, as if they were insurance companies, in line with draft Solvency II rules.

In addition to the assumption of US equivalence and without applying restrictions to the economic value of overseas surplus, other key elements of Prudential’s methodology relating to areas that are presently unclear in the draft Solvency II rules, and which are likely to evolve as more detailed requirements are clarified, relate to:

(i)
the liability discount rate for UK annuities, which is currently set by applying a ‘liquidity premium’ in addition to the risk-free rate. This liquidity premium addition reflects the long term buy-and-hold nature of the assets backing UK annuity liabilities, which are therefore not directly exposed to changes in market credit spreads, but instead to long term default risk over the term of the assets. This  liquidity premium will be replaced with the corresponding Solvency II ‘Matching Adjustment’ when the rules and interpretation relating to this Solvency II calculation are clarified;

(ii)
the impact of transitional arrangements on technical provisions, for which no allowance has been made in the economic capital position, but which may apply under Solvency II (although the use of this transitional is subject to regulatory approval and the extent to which it is permitted is likely to depend on the final Solvency II capital position); and

(iii)
the credit risk adjustment to the risk free rate, which is currently set at 10 basis points, consistent with the specification in Quantitative Impact Study 5, but where discussions are ongoing at a European level as part of the process to agree the more detailed Solvency II rules.

Further, current drafts of the Solvency II rules remain unclear in relation to capital tiering requirements and therefore tiering limits are not yet applied. Prudential’s methodology in the areas highlighted above will evolve in the future as the final Solvency II requirements become clearer.

In addition, there are a range of other calibration issues which will remain unclear until Solvency II requirements have been finalised and our Solvency II internal model has been reviewed and approved by the Prudential Regulation Authority. Therefore the capital position may change as methodology is refined in the lead up to 2016 when Solvency II is expected to formally replace the current IGD regime.

Assumptions
The key assumptions required for the economic capital calibration are:

(i)	assumptions used to derive non-market related best estimate liability cash flows, which are based on EEV best estimate assumptions;
(ii)
assumptions used to derive market related best estimate liability cash flows, which are based on market data at the valuation date where this data is reliable and comes from a deep and liquid market, or on appropriate extrapolation methodologies where markets are not sufficiently liquid to be reliable;

(iii)	assumptions underlying the calculation of the best estimate liability in respect of dynamic management actions and policyholder behaviour;
(iv)
assumptions underlying the risk models used to calculate the 1-in-200 level capital requirements for the  Economic Capital Requirement which are set using a combination of  historic market, demographic and operating experience data and expert judgement; and

(v)	assumptions on the dependencies between risks, which are calibrated using a combination of historic data and expert judgement.

The risk-free curve at which best estimate liability cash flows are discounted is based on market swap rates (with the exception of Vietnam where no liquid swap market exists and government bond yields are therefore used), with a deduction of 10 basis points to allow for a ‘credit risk adjustment’ to swap rates. In addition, a liquidity premium is added to the liability discount rate for UK annuities, in both the base balance sheet and in the stressed conditions underlying the Economic Capital Requirement. In the absence of a Matching Adjustment calibration, the liquidity premium has been derived by reference to existing Solvency I allowances and a range of other industry benchmarks. The allowances vary by fund reflecting the nature of the respective asset portfolios and the extent of asset-liability cashflow matching, which are also likely to be key inputs into the Solvency II Matching Adjustment calculation. The resulting liquidity premium allowances are summarised in the table below. The final Solvency II discount curve is subject to considerable uncertainties and may vary significantly from these assumptions.

31 December 2013 Line of business	Base liquidity premium - bps (relative to swaps)	Percentage of total stressed credit spreads attributed to liquidity premium

PRIL annuities	61	51%
PAC non-profit sub-fund annuities	55	52%

Aside from UK annuities, no liquidity premium allowance has been assumed for any other lines of business.

Reconciliation of IFRS to economic available capital
The table below shows the reconciliation of Group IFRS shareholders’ equity to available capital.

Reconciliation of IFRS equity to economic available capital (£ billion)	Available capital1
IFRS shareholders' equity at 31 December 2013	9.7
Adjustment to restate US insurance entities onto a US Risk Based Capital basis	(0.6)
Remove DAC, goodwill & intangibles	(2.7)
Add subordinated-debt treated as economic available capital	3.8
Insurance contract valuation differences	5.8
Add value of shareholder-transfers	4.1
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.3)
Other	(0.3)
Available capital at 31 December 2013	18.5
1	Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The key differences between the two metrics are:

•
£0.6 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis which underpins the US Risk Based Capital regime;

•	£2.7 billion due to the removal of DAC and goodwill from the IFRS balance sheet;
•	£3.8 billion due to the addition of subordinated debt which is treated as available capital on an economic basis but as a liability under IFRS;
•
£5.8 billion due to differences in insurance valuation requirements between economic capital and IFRS, with available capital partially capturing the economic value of in-force business which is excluded from IFRS; offset to some extent by the inclusion of a risk margin which is not required under IFRS;

•
£4.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business on the economic balance sheet in the UK and Asia, which is excluded from the determination of the Group’s IFRS shareholders’ funds; and

•	£1.3 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Analysis of movement in the economic capital position
The table below shows the movement during the financial year in the Group’s economic capital surplus.

Analysis of movement from 1 January to 31 December 2013 (£ billion)	Economic capital surplus2	Economic solvency ratio2
Economic solvency position as at 1 January 2013	8.8	215%
Model changes	0.1	2%
Operating experience	2.1	31%
Non-operating experience	0.9	12%
Other capital movements:
Acquisitions / disposals	(0.5)	(8)%
Foreign currency translation movements	(0.4)	0%
Subordinated debt issuance	1.1	16%
Dividends	(0.8)	(11)%
Economic solvency position as at 31 December 2013	11.3	257%
2 Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

During 2013 the Group’s economic capital surplus increased from £8.8 billion to £11.3 billion. The total movement over the year was equivalent to a 42 percentage point increase in the Group economic solvency ratio, driven by:

•	model changes: a positive impact to Group surplus arising from a number of modelling enhancements and refinements;
•
operating experience: generated by in-force business, new business written in 2013, the beneficial impact of management actions taken during 2013 to de-risk the business, and small impacts from non-market assumption changes and non-market experience variances over the year;

•	non-operating experience: mainly arising from positive market experience during 2013;
•
other capital movements: a reduction in surplus from the acquisition of Thanachart Life and the preparation for sale of the Japanese business, the negative impact of exchange rate movements, an increase in surplus from new subordinated-debt issuances and a reduction in surplus due to dividend payments in 2013.

Analysis of Group Economic Capital Requirement
The table below shows the split of the £7.2 billion Group Economic Capital Requirement by risk type1 at 31 December 2013. However, there are material areas of uncertainty with regard to methodology and assumptions in the internal model which remain subject to review and approval by the Prudential Regulation Authority. Therefore, the results shown below should not be interpreted as outputs from an approved internal model.

	% of undiversified Economic Capital Requirement2	% of diversified Economic Capital Requirement2
Market	53%	64%
Equity	15%	24%
Credit	20%	37%
Yields (interest rates)	13%	0%
Other	5%	3%
Insurance	36%	28%
Mortality/morbidity	8%	4%
Lapse	19%	21%
Longevity	9%	3%
Operational/expense	11%	8%
2Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The Group’s most material risk exposures are to financial markets, in particular to equities and credit spreads, which we hold to generate a higher return on capital over the long-term. The Group also has material insurance risk exposures including longevity risk from UK annuities, lapse risk across a wide range of products, and mortality and morbidity risk mainly arising from protection products written in Asia. These risks diversify strongly with market risks, even after allowing for market-related policyholder behaviour, thereby increasing the return on capital which can be earned from the balanced mix of risks. A brief description of the most material risks is set out below.

•
The Group’s exposure to equities mainly arises from UK shareholder transfers linked to policyholder funds (partially offset by economic equity hedges) and from future fund management charges on unit linked funds in Asia. The equity exposure arising from Jackson’s variable annuity business is mostly hedged.

•
The Group also has significant exposure to credit risk, mainly from the UK annuity portfolio and from Jackson’s fixed annuity credit portfolio. Credit exposures across the Group are carefully monitored and managed as part of the Group’s risk management framework.

•
The Group is exposed to movements in yields (interest rates); while falling interest rates increase the risks arising from policyholder guarantees in with-profits funds and variable annuities, falling interest rates also increase the value of future insurance profits.

•	The most material insurance risk exposures arise from UK longevity risk, and lapse, mortality and morbidity risk in Asia.
•	The Group is also exposed to expense and operational risk, which is closely monitored and managed through internal control processes.

1	The Group Economic Capital Requirement by risk type includes capital requirements in respect of Jackson’s risk exposures, based on 250% of the US RBC Company Action Level.

Sensitivity testing of Group economic solvency position
Stress testing the economic capital position gives the following results (as at 31 December 2013):

•	an instantaneous 20 per cent fall in equity markets would reduce surplus by £0.3 billion but increase the economic solvency ratio to 260 per cent;
•	an instantaneous 40 per cent fall in equity markets would reduce surplus by £1.0 billion but increase the economic solvency ratio to 258 per cent;
•	a 100 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 225 per cent;
•	a 100 basis points increase in interest rates would increase surplus by £0.8 billion and increase the economic solvency ratio to 284 per cent;
•	a 100 basis points increase in credit spreads2 would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 254 per cent.

These sensitivity results demonstrate the resilience of the economic capital position following large falls in equity markets, sizeable reductions in yields and a severe credit event.

The adverse impact of falling equity markets mainly results from a reduction in the value of with-profits shareholder transfers and future fund management charges in the UK and Asia. Equity hedging reduces the impact of these exposures and a dynamic equity hedging programme is also in place to manage the equity risk arising in Jackson’s variable annuities business.

A fall in yields has a material adverse impact on Group surplus which largely arises from a decrease in the value of future with-profits shareholder transfers and an increase in the size of risk margins. Falling yields also increases the value of the Group’s external debt, reducing the Group surplus. However, these impacts are partially offset by an increase in the value of future insurance profits and changes in the value of hedging assets.

Widening credit spreads adversely impacts on the annuity business in the UK since this is deemed to represent an increase, to some extent, in the expected level of future defaults. Jackson is not exposed to credit spread widening on a US RBC basis but an increase in defaults in the Jackson credit book would have a negative impact on the Group capital position and is reflected in the credit stress test above.

Statement of independent review
The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

2	For the credit spread widening stress 10 times expected defaults are assumed for Jackson since credit spread movements do not directly impact on the US RBC result.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 March 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer